                                                                               .
                                                                               .
                                                                               .
                                                                    EXHIBIT 99.2

4Q2005                                                      [DEUTSCHE BANK LOGO]
FINANCIAL DATA SUPPLEMENT

DEUTSCHE BANK CONSOLIDATED                                                 Page
Financial Summary                                                             2
Consolidated Statement of Income                                              3
Reconciliation of Reported to Underlying Results                              4
Reconciliation of Group Reported to Underlying Ratios                         5
Net Revenues                                                                  6
Net Interest and Trading Revenues                                             7

SEGMENT DETAIL

Corporate and Investment Bank                                                 8
   Corporate Banking & Securities                                             9
   Global Transaction Banking                                                10
Private Clients and Asset Management                                         11
   Asset and Wealth Management                                               12
   Private & Business Clients                                                13
Corporate Investments                                                        14
Consolidation & Adjustments                                                  15

RISK AND CAPITAL

Credit Risk                                                                  16
Regulatory Capital and Market Risk                                           17

DEFINITIONS OF CERTAIN FINANCIAL MEASURES                                    18

ROE TARGET DEFINITION                                                        20

As of 2 February 2006

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures. All segment figures reflect segment composition as of 31 December 2005.

FINANCIAL SUMMARY                                         DEUTSCHE BANK [LOGO]

                                                          1Q               2Q             3Q              4Q             1Q
                                                         2004             2004           2004            2004            2005
                                                     ------------    ------------    ------------    ------------    ------------
Share price at period end                            (euro) 67.65    (euro) 64.58    (euro) 57.87    (euro) 65.32    (euro) 66.55

Share price high                                     (euro) 77.77    (euro) 73.08    (euro) 65.35    (euro) 66.33    (euro) 69.90

Share price low                                      (euro) 62.20    (euro) 63.02    (euro) 52.37    (euro) 56.96    (euro) 63.35

Basic earnings per share                             (euro)  1.81    (euro)  1.31    (euro)  1.42    (euro)  0.42    (euro)  2.36

Diluted earnings per share(1)                        (euro)  1.67    (euro)  1.16    (euro)  1.28    (euro)  0.37    (euro)  2.09

Basic shares outstanding (average), in m.                     521             501             480             470             468
Diluted shares outstanding (average), in m.                   563             540             512             507             509

Return on average shareholders' equity (post-tax)            13.2%            9.3%           10.2%            3.1%           16.7%
Adjusted return on average active equity                     15.1%           11.7%           11.1%            3.3%           19.2%
(post-tax)(2)
Pre-tax return on average shareholders' equity               22.0%           16.4%           15.2%            4.7%           27.0%
Pre-tax return on average active equity                      24.4%           18.2%           16.4%            5.1%           30.2%
Cost/income ratio(3)                                         72.6%           75.6%           78.5%           94.1%           71.5%
Total revenues, in EUR m.                                   6,154           5,395           5,056           5,313           6,583
Provision for loan losses(4), in EUR m.                       123             155              83              11              94
Total noninterest expenses, in EUR m.                       4,470           4,079           3,967           5,001           4,706
Income before income tax expense and cumulative
effect of accounting changes and reversal of 1999/2000      1,561           1,161           1,006             301           1,783
credits for tax rate changes, in EUR m.
Net income before reversal of 1999/2000 credits
for tax rate changes, in EUR m.                               964             749             683             196           1,134
Net income, in EUR m.                                         941             656             680             195           1,103

Underlying revenues, in EUR m.                              5,921           5,333           4,904           5,080           6,456
Provision for credit losses(5), in EUR m.                     141              83              58              24              81
Operating cost base, in EUR m.                              4,400           4,124           3,957           4,419           4,526
Underlying pre-tax profit, in EUR m.                        1,377           1,128             884             638           1,837
Underlying pre-tax return on average active equity           21.5%           17.7%           14.4%           10.9%           31.1%
Underlying cost/income ratio                                 74.3%           77.3%           80.7%           87.0%           70.1%

Total assets(6), in EUR bn.                                   878             849             845             840             901
Loans, net(6), in EUR bn.                                     146             142             137             136             143
Shareholders' equity(6), in EUR bn.                          28.6            27.2            26.3            25.9            26.8
BIS core capital ratio (Tier I)(6)                           10.1%            9.4%            9.2%            8.6%            9.2%
Branches(6)                                                 1,553           1,555           1,557           1,559           1,561
   thereof: in Germany                                        828             828             829             831             831
Employees (full-time equivalent)(6)                        66,877          65,746          65,374          65,417          64,527
   thereof: in Germany                                     29,168          28,073          27,330          27,093          27,026

Long-term rating(6)

   Moody's Investors Service, New York                        Aa3             Aa3             Aa3             Aa3             Aa3
   Standard & Poor's, New York                                AA-             AA-             AA-             AA-             AA-
   Fitch Ratings, New York                                    AA-             AA-             AA-             AA-             AA-

                                                         2Q               3Q             4Q           4Q2005 VS.   4Q2005 VS.
                                                         2005            2005            2005          4Q2004       3Q2005
                                                     ------------    ------------    ------------    ----------   ----------
Share price at period end                            (euro) 64.71    (euro) 77.82    (euro) 81.90       25%           5%

Share price high                                     (euro) 68.52    (euro) 78.50    (euro) 84.93       28%           8%

Share price low                                      (euro) 60.90    (euro) 63.00    (euro) 74.06       30%          18%

Basic earnings per share                             (euro)  2.04    (euro)  2.12    (euro)  1.60      281%         (25)%

Diluted earnings per share(1)                        (euro)  1.90    (euro)  1.89    (euro)  1.44      289%         (24)%

Basic shares outstanding (average), in m.                     464             468             464       (1)%         (1)%
Diluted shares outstanding (average), in m.                   499             510             517        2%           1%

Return on average shareholders' equity (post-tax)            14.1%           13.9%            9.5%     6.4 ppt     (4.4)ppt
Adjusted return on average active equity                     15.6%           20.1%           14.1%    10.8 ppt     (6.0)ppt
(post-tax)(2)
Pre-tax return on average shareholders' equity               21.1%           26.3%           16.5%    11.8 ppt     (9.8)ppt
Pre-tax return on average active equity                      23.4%           29.2%           19.0%    13.9 ppt    (10.2)ppt
Cost/income ratio(3)                                         74.8%           70.3%           78.6%   (15.5)ppt     8.3 ppt
Total revenues, in EUR m.                                   5,901           6,617           6,546       23%          (1)%
Provision for loan losses(4), in EUR m.                        75              87             118      N/M           35%
Total noninterest expenses, in EUR m.                       4,412           4,652           5,143        3%          11%
Income before income tax expense and cumulative
effect of accounting changes and reversal of 1999/2000      1,414           1,878           1,285      327%         (32)%
credits for tax rate changes, in EUR m.
Net income before reversal of 1999/2000 credits
for tax rate changes, in EUR m.                               947           1,293             952      386%         (26)%
Net income, in EUR m.                                         947             991             741      280%         (25)%

Underlying revenues, in EUR m.                              5,835           6,149           6,053       19%          (2)%
Provision for credit losses(5), in EUR m.                      80              91              98      N/M            8%
Operating cost base, in EUR m.                              4,272           4,471           4,593        4%           3%
Underlying pre-tax profit, in EUR m.                        1,472           1,576           1,340      110%         (15)%
Underlying pre-tax return on average active equity           24.3%           24.5%           19.8%     8.9 ppt     (4.7)ppt
Underlying cost/income ratio                                 73.2%           72.7%           75.9%   (11.1)ppt      3.2 ppt

Total assets(6), in EUR bn.                                   964             972             993       18%           2%
Loans, net(6), in EUR bn.                                     143             146             151       11%           4%
Shareholders' equity(6), in EUR bn.                          27.7            30.0            30.2       17%           1%
BIS core capital ratio (Tier I)(6)                            9.1%           9.0%             8.8%     0.2 ppt     (0.2)ppt
Branches(6)                                                 1,563           1,576           1,588        2%           1%
   thereof: in Germany                                        831             834             836        1%           0%
Employees (full-time equivalent)(6)                        63,652          63,751          63,427       (3)%         (1)%
   thereof: in Germany                                     26,770          26,741          26,336       (3)%         (2)%

Long-term rating(6)

   Moody's Investors Service, New York                        Aa3             Aa3             AA3
   Standard & Poor's, New York                                AA-             AA-             AA-
   Fitch Ratings, New York                                    AA-             AA-             AA-

                                                          FY             FY               FY             FY         FY2005 VS.
                                                         2002           2003             2004           2005        FY 2004
                                                     ------------    ------------    ------------    ------------   ---------
Share price at period end                            (euro) 43.90    (euro) 65.70    (euro) 65.32    (euro) 81.90      25%

Share price high                                     (euro) 82.65    (euro) 66.04    (euro) 77.77    (euro) 84.93       9%

Share price low                                      (euro) 35.60    (euro) 32.97    (euro) 52.37    (euro) 60.90      16%

Basic earnings per share                              (euro) 0.64     (euro) 2.44     (euro) 5.02     (euro) 8.17      63%

Diluted earnings per share(1)                         (euro) 0.63     (euro) 2.31     (euro) 4.53     (euro) 7.45      64%

Basic shares outstanding (average), in m.                     616             559             493             463      (6)%
Diluted shares outstanding (average), in m.                   626             590             532             509      (4)%

Return on average shareholders' equity (post-tax)             1.1%            4.7%            9.1%           13.4%    4.3 ppt
Adjusted return on average active equity                     10.2%            5.2%           10.5%           17.2%    6.7 ppt
(post-tax)(2)
Pre-tax return on average shareholders' equity                9.6%            9.5%           14.8%           22.5%    7.7 ppt
Pre-tax return on average active equity                      11.4%           10.1%           16.3%           25.3%    9.0 ppt
Cost/income ratio(3)                                         78.8%           81.8%           79.9%           73.7%   (6.2)ppt
Total revenues, in EUR m.                                  26,547          21,268          21,918          25,648      17%
Provision for loan losses(4), in EUR m.                     2,091           1,113             372             374       1%
Total noninterest expenses, in EUR m.                      20,907          17,399          17,517          18,914       8%
Income before income tax expense and cumulative
effect of accounting changes and reversal of 1999/2000      3,549           2,756           4,029           6,360      58%
credits for tax rate changes, in EUR m.
Net income before reversal of 1999/2000 credits
for tax rate changes, in EUR m.                             3,214           1,580           2,592           4,327      67%
Net income, in EUR m.                                         397           1,365           2,472           3,783      53%

Underlying revenues, in EUR m.                             22,755          21,892          21,238          24,492      15%
Provision for credit losses(5), in EUR m.                   1,908           1,063             307             350      14%
Operating cost base, in EUR m.                             19,442          17,257          16,900          17,861       6%
Underlying pre-tax profit, in EUR m.                        1,360           3,575           4,028           6,226      55%
Underlying pre-tax return on average active equity            4.4%           13.1%           16.3%           24.8%    8.5 ppt
Underlying cost/income ratio                                 85.4%           78.8%           79.6%           72.9%   (6.7)ppt

Total assets(6), in EUR bn.                                   758             804             840             993      18%
Loans, net(6), in EUR bn.                                     167             145             136             151      11%
Shareholders' equity(6), in EUR bn.                          30.0            28.2            25.9            30.2      17%
BIS core capital ratio (Tier I)(6)                            9.6%           10.0%            8.6%            8.8%    0.2 ppt
Branches(6)                                                 1,711           1,576           1,559           1,588       2%
   thereof: in Germany                                        936             845             831             836       1%
Employees (full-time equivalent)(6)                        77,442          67,682          65,417          63,427      (3)%
   thereof: in Germany                                     33,844          29,878          27,093          26,336      (3)%

Long-term rating(6)

   Moody's Investors Service, New York                        Aa3             Aa3             Aa3             AA3
   Standard & Poor's, New York                                AA-             AA-             AA-             AA-
   Fitch Ratings, New York                                    AA-             AA-             AA-             AA-

1     Including numerator effect of assumed conversions.

2 The reconciliation of average active equity and adjusted net income (loss) is provided on page 5 of this document.

3 Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

4 FY 2002 includes EUR 200 m provision due to change in measurement of other inherent loss allowance.

5 FY 2002 excludes EUR 200 m provision due to change in measurement of other inherent loss allowance.

6     At period end.

Source for share price information: Thomson Financial, based on XETRA; high and low based on intraday prices.

CONSOLIDATED STATEMENT OF INCOME
(In EUR m.)                                                 DEUTSCHE BANK [LOGO]

                                                         1Q     2Q     3Q    4Q    1Q    2Q    3Q    4Q   4Q2005 VS. 4Q2005 VS.
                                                        2004   2004   2004  2004  2005  2005  2005  2005   4Q2004     3Q2005
                                                        ------ -----  ----- ----- ----- ----- ----- ----- ---------- ----------
NET INTEREST REVENUES                                    1,394 1,459  1,158 1,171 1,443 1,613 1,216 1,729    48 %       42 %
Provision for loan losses                                  123   155     83    11    94    75    87   118   N/M         35 %
                                                        ------ -----  ----- ----- ----- ----- ----- -----
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES    1,271 1,304  1,075 1,160 1,349 1,538 1,129 1,611    39 %       43 %
                                                        ------ -----  ----- ----- ----- ----- ----- -----
    Commissions and fees from fiduciary activities         798   771    773   868   809   848   938   961    11 %        2 %
    Commissions, broker's fees, markups on securities
    underwriting and other securities activities           983   994    851   883   918   951 1,071 1,117    27 %        4 %
    Fees for other customer services                       622   603    665   694   607   553   656   667    (4)%        2 %
    Trading revenues, net                                2,035 1,416  1,273 1,462 2,411 1,593 2,048 1,377    (6)%      (33)%
    Net gains (losses) on securities available for sale     65   153     39   (23)  110    90   363   493   N/M         36 %
    Net income (loss) from equity method investments       163    37     54   135   132    88    53   146     8 %      175 %
    Other revenues                                          94   (38)   243   123   153   165   272    56   (54)%      (79)%
                                                        ------ -----  ----- ----- ----- ----- ----- -----
TOTAL NONINTEREST REVENUES                               4,760 3,936  3,898 4,142 5,140 4,288 5,401 4,817    16 %      (11)%
                                                        ------ -----  ----- ----- ----- ----- ----- -----
    Compensation and benefits                            2,816 2,489  2,327 2,590 2,998 2,640 2,737 2,618     1 %       (4)%
    Net occupancy expense of premises                      305   314    286   352   245   258   251   260   (26)%        4 %
    Furniture and equipment                                 45    47     43    43    40    40    41    47     9 %       15 %
    IT costs                                               450   428    396   452   378   373   364   424    (6)%       16 %
    Agency and other professional service fees             170   203    196   255   182   197   248   268     5 %        8 %
    Communication and data services                        156   156    142   145   147   145   146   162    12 %       11 %
    Other expenses                                         528   442    577   745   548   643   709 1,037    39 %       46 %
    Goodwill impairment / impairment of intangibles          -     -      -    19     -     -     -     -   N/M        N/M
    Restructuring activities                                 -     -      -   400   168   116   156   327   (18)%      109 %
                                                        ------ -----  ----- ----- ----- ----- ----- -----
TOTAL NONINTEREST EXPENSES                               4,470 4,079  3,967 5,001 4,706 4,412 4,652 5,143     3 %       11 %
                                                        ------ -----  ----- ----- ----- ----- ----- -----
INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT
OF ACCOUNTING CHANGES AND REVERSAL OF 1999/2000 CREDITS
FOR TAX RATE CHANGES                                     1,561 1,161  1,006   301 1,783 1,414 1,878 1,285   327 %      (32)%
    Income tax expense                                     597   412    323   105   649   467   585   333   217 %      (43)%
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES
AND REVERSAL OF 1999/2000 CREDITS FOR TAX RATE CHANGES     964   749    683   196 1,134   947 1,293   952   386 %      (26)%
    Cumulative effect of accounting changes, net of tax      -     -      -     -     -     -     -     -   N/M        N/M
NET INCOME BEFORE REVERSAL OF 1999/2000 CREDITS FOR TAX
RATE CHANGES                                               964   749    683   196 1,134   947 1,293   952   386 %      (26)%
    Reversal of 1999/2000 credits for tax rate changes      23    93      3     0    31     -   302   211   N/M        (30)%
NET INCOME                                                 941   656    680   195 1,103   947   991   741   280 %      (25)%


                                                           FY      FY       FY     FY   FY2005 VS.
                                                           2002    2003    2004   2005    FY2004
                                                         -------  ------  ------ ------ ----------
NET INTEREST REVENUES                                      7,186   5,847   5,182  6,001    16 %
Provision for loan losses                                  2,091   1,113     372    374     1 %
                                                         -------  ------  ------ ------
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES      5,095   4,734   4,810  5,627    17 %
                                                         -------  ------  ------ ------
    Commissions and fees from fiduciary activities         3,926   3,273   3,211  3,556    11 %
    Commissions, broker's fees, markups on securities
    underwriting and other securities activities           4,319   3,564   3,711  4,057     9 %
    Fees for other customer services                       2,589   2,495   2,584  2,484    (4)%
    Trading revenues, net                                  4,024   5,611   6,186  7,429    20 %
    Net gains (losses) on securities available for sale    3,523      20     235  1,055   N/M
    Net income (loss) from equity method investments        (887)   (422)    388    418     8 %
    Other revenues                                         1,867     880     421    648    54 %
                                                         -------  ------  ------ ------
TOTAL NONINTEREST REVENUES                                19,361  15,421  16,736 19,647    17 %
                                                         -------  ------  ------ ------
    Compensation and benefits                             11,358  10,495  10,222 10,993     8 %
    Net occupancy expense of premises                      1,291   1,251   1,258  1,014   (19)%
    Furniture and equipment                                  230     193     178    169    (5)%
    IT costs                                               2,188   1,913   1,726  1,539   (11)%
    Agency and other professional service fees             1,001     836     824    895     9 %
    Communication and data services                          792     626     599    599     0 %
    Other expenses                                         3,402   2,000   2,291  2,938    28 %
    Goodwill impairment / impairment of intangibles           62     114      19      -   N/M
    Restructuring activities                                 583     (29)    400    767    92 %
                                                         -------  ------  ------ ------
TOTAL NONINTEREST EXPENSES                                20,907  17,399  17,517 18,914     8 %
                                                         -------  ------  ------ ------

INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT
OF ACCOUNTING CHANGES AND REVERSAL OF 1999/2000 CREDITS
FOR TAX RATE CHANGES                                       3,549   2,756   4,029  6,360    58 %
    Income tax expense                                       372   1,327   1,437  2,033    41 %
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES
AND REVERSAL OF 1999/2000 CREDITS FOR TAX RATE CHANGES     3,177   1,429   2,592  4,327    67 %
    Cumulative effect of accounting changes, net of tax       37     151       -      -   N/M
NET INCOME BEFORE REVERSAL OF 1999/2000 CREDITS FOR TAX
RATE CHANGES                                               3,214   1,580   2,592  4,327    67 %
    Reversal of 1999/2000 credits for tax rate changes     2,817     215     120    544   N/M
NET INCOME                                                   397   1,365   2,472  3,783    53 %

     RECONCILIATION OF REPORTED TO UNDERLYING RESULTS (In EUR m.)

                                                            DEUTSCHE BANK [LOGO]

                                                        1Q     2Q     3Q     4Q     1Q     2Q     3Q     4Q    4Q2005 VS. 4Q2005 VS.
                                                       2004   2004   2004   2004   2005   2005   2005   2005    4Q2004     3Q2005
                                                       -----  -----  -----  -----  -----  -----  -----  -----  ---------  ---------
REPORTED NET REVENUES(1)                               6,154  5,395  5,056  5,313  6,583  5,901  6,617  6,546      23 %      (1)%
ADD (DEDUCT)
Net (gains) losses on securities available for sale /
industrial holdings including hedging                    (50)  (100)   (26)    (0)   (87)    (0)  (342)  (372)    N/M         9 %
Significant equity pick-ups / net (gains) losses from
investments(2)                                           (89)    57    (24)   (92)   (27)   (18)   (51)   (60)    (34)%      18 %
Net (gains) losses from businesses sold/held for sale    (45)    10    (21)   (21)     -      -    (49)   (41)     95 %     (18)%
Net (gains) losses related to premises                     -      -    (51)    31      -    (40)   (16)    (2)    N/M       (89)%
Policyholder benefits and claims(3)                      (50)   (29)   (31)  (151)   (15)    (9)   (11)   (18)    (88)%      71 %
UNDERLYING REVENUES                                    5,921  5,333  4,904  5,080  6,456  5,835  6,149  6,053      19 %      (2)%

REPORTED PROVISION FOR LOAN LOSSES                       123    155     83     11     94     75     87    118     N/M        35 %

Provision for off-balance sheet positions(4)              18    (72)   (24)    13    (12)     5      4    (20)    N/M       N/M
PROVISION FOR CREDIT LOSSES(5)                           141     83     58     24     81     80     91     98     N/M         8 %
Change in measurement of other inherent loss allowance     -      -      -      -      -      -      -      -     N/M       N/M
TOTAL PROVISION FOR CREDIT LOSSES(6)                     141     83     58     24     81     80     91     98     N/M         8 %

REPORTED NONINTEREST EXPENSES                          4,470  4,079  3,967  5,001  4,706  4,412  4,652  5,143       3 %      11 %
ADD (DEDUCT)
Restructuring activities                                   -      -      -   (400)  (168)  (116)  (156)  (327)    (18)%     109 %
Goodwill impairment / impairment of intangibles            -      -      -    (19)     -      -      -      -     N/M       N/M
Provision for real estate fund investor compensation       -      -      -      -      -      -      -   (203)    N/M       N/M
Minority interest                                         (2)     2     (4)     1    (11)   (11)   (11)   (22)    N/M       106 %
Policyholder benefits and claims(3)                      (50)   (29)   (31)  (151)   (15)    (9)   (11)   (18)    (88)%      71 %
Provision for off-balance sheet positions(4)             (18)    72     24    (13)    12     (5)    (4)    20     N/M       N/M
OPERATING COST BASE                                    4,400  4,124  3,957  4,419  4,526  4,272  4,471  4,593       4 %       3 %
    Therein: severance payments                           69     54     66     92     11     24     16     (0)    N/M       N/M

REPORTED INCOME BEFORE INCOME TAXES(7)                 1,561  1,161  1,006    301  1,783  1,414  1,878  1,285     327 %     (32)%
ADD (DEDUCT)
Net (gains) losses on securities available for
sale/industrial holdings including hedging               (50)  (100)   (26)    (0)   (87)    (0)  (342)  (372)    N/M         9 %
Significant equity pick-ups / net (gains) losses from
investments(2)                                           (89)    57    (24)   (92)   (27)   (18)   (51)   (60)    (34)%      18 %
Net (gains) losses from businesses sold/held for sale    (45)    10    (21)   (21)     -      -    (49)   (41)     95 %     (18)%
Net (gains) losses related to premises                     -      -    (51)    31      -    (40)   (16)    (2)    N/M       (89)%
Restructuring activities                                   -      -      -    400    168    116    156    327     (18)%     109 %
Goodwill impairment / impairment of intangibles            -      -      -     19      -      -      -      -     N/M       N/M
Provision for real estate fund investor compensation       -      -      -      -      -      -      -    203     N/M       N/M
Change in measurement of other inherent loss allowance     -      -      -      -      -      -      -      -     N/M       N/M
UNDERLYING PRE-TAX PROFIT                              1,377  1,128    884    638  1,837  1,472  1,576  1,340     110 %     (15)%


                                                          FY      FY      FY     FY      FY2005 VS.
                                                         2002    2003    2004    2005     FY2004
                                                        -------  ------  ------  ------  ----------
REPORTED NET REVENUES(1)                                 26,547  21,268  21,918  25,648      17 %
ADD (DEDUCT)
Net (gains) losses on securities available for sale /
industrial holdings including hedging                    (3,659)    184    (176)   (801)    N/M
Significant equity pick-ups / net (gains) losses from
investments(2)                                            1,197     938    (148)   (156)      5 %
Net (gains) losses from businesses sold/held for sale      (571)   (494)    (76)    (90)     18 %
Net (gains) losses related to premises                        -     107     (20)    (57)    178 %
Policyholder benefits and claims(3)                        (759)   (110)   (260)    (52)    (80)%
UNDERLYING REVENUES                                      22,755  21,892  21,238  24,492      15 %

REPORTED PROVISION FOR LOAN LOSSES                        2,091   1,113     372     374       1 %

Provision for off-balance sheet positions(4)                 17     (50)    (65)    (24)    (63)%
PROVISION FOR CREDIT LOSSES(5)                            2,108   1,063     307     350      14 %
Change in measurement of other inherent loss allowance     (200)      -       -       -     N/M
TOTAL PROVISION FOR CREDIT LOSSES(6)                      1,908   1,063     307     350      14 %

REPORTED NONINTEREST EXPENSES                            20,907  17,399  17,517  18,914       8 %
ADD (DEDUCT)
Restructuring activities                                   (583)     29    (400)   (767)     92 %
Goodwill impairment / impairment of intangibles             (62)   (114)    (19)      -     N/M
Provision for real estate fund investor compensation          -       -       -    (203)    N/M
Minority interest                                           (45)      3      (3)    (55)    N/M
Policyholder benefits and claims(3)                        (759)   (110)   (260)    (52)    (80)%
Provision for off-balance sheet positions(4)                (17)     50      65      24     (63)%
OPERATING COST BASE                                      19,442  17,257  16,900  17,861       6 %
    Therein: severance payments                             471     702     282      51     (82)%

REPORTED INCOME BEFORE INCOME TAXES(7)                    3,549   2,756   4,029   6,360      58 %
ADD (DEDUCT)
Net (gains) losses on securities available for
sale/industrial holdings including hedging               (3,659)    184    (176)   (801)    N/M
Significant equity pick-ups / net (gains) losses from
investments(2)                                            1,197     938    (148)   (156)      5 %
Net (gains) losses from businesses sold/held for sale      (571)   (494)    (76)    (90)     18 %
Net (gains) losses related to premises                        -     107     (20)    (57)    178 %
Restructuring activities                                    583     (29)    400     767      92 %
Goodwill impairment / impairment of intangibles              62     114      19       -     N/M
Provision for real estate fund investor compensation          -       -       -     203     N/M
Change in measurement of other inherent loss allowance      200       -       -       -     N/M
UNDERLYING PRE-TAX PROFIT                                 1,360   3,575   4,028   6,226      55 %

1 Net interest revenues before provision for loan losses and total noninterest revenues.
2 Includes net gains/losses from significant equity method investments and other significant investments.
3 Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".
4 Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
5 FY 2002 includes EUR 200 m provisions due to change in measurement of other inherent loss allowance.
6 FY 2002 excludes EUR 200 m provisions due to change in measurement of other inherent loss allowance.
7 Income before income tax expense and cumulative effect of accounting changes and reversal of 1999/2000 credits for tax rate changes.

RECONCILIATION OF REPORTED TO UNDERLYING RATIOS
(In EUR m.)                                                DEUTSCHE BANK [LOGO]


                                                1Q       2Q       3Q       4Q      1Q        2Q       3Q        4Q       4Q2005 VS.
                                               2004     2004     2004     2004    2005      2005     2005      2005        4Q2004
                                              ------   ------   ------   ------   ------    -----    ------   ------     -----------
RECONCILIATION OF COST RATIOS
REPORTED NONINTEREST EXPENSES                  4,470    4,079    3,967    5,001    4,706    4,412     4,652    5,143              3%
DEDUCT

Compensation and benefits                      2,816    2,489    2,327    2,590    2,998    2,640     2,737    2,618              1%
NON-COMPENSATION NONINTEREST EXPENSES          1,654    1,590    1,640    2,411    1,708    1,772     1,915    2,525              5%
ADD (DEDUCT)
Restructuring activities                           -        -        -     (400)    (168)    (116)     (156)    (327)          (18)%
Goodwill impairment / impairment                   -        -        -      (19)       -        -         -        -            N/M
of intangibles
Provision for real estate fund                     -        -        -        -        -        -         -     (203)           N/M
investor compensation
Minority interest                                 (2)       2       (4)       1      (11)     (11)      (11)     (22)           N/M
Policyholder benefits and claims                 (50)     (29)     (31)    (151)     (15)      (9)      (11)     (18)          (88)%
Provision for off-balance sheet                  (18)      72       24      (13)      12       (5)       (4)      20            N/M
positions
NON-COMPENSATION OPERATING COST BASE           1,585    1,635    1,630    1,829    1,528    1,632     1,733    1,975              8%

Cost/income ratio                               72.6%    75.6%    78.5%    94.1%    71.5%    74.8%     70.3%    78.6%     (15.5)ppt
Underlying cost/income ratio                    74.3%    77.3%    80.7%    87.0%    70.1%    73.2%     72.7%    75.9%     (11.1)ppt
Compensation ratio                              45.8%    46.1%    46.0%    48.7%    45.5%    44.7%     41.4%    40.0%      (8.7)ppt
Underlying compensation ratio                   47.6%    46.7%    47.5%    51.0%    46.4%    45.2%     44.5%    43.3%      (7.7)ppt
Non-compensation ratio                          26.9%    29.5%    32.4%    45.4%    25.9%    30.0%     28.9%    38.6%      (6.8)ppt
Underlying non-compensation ratio               26.8%    30.7%    33.2%    36.0%    23.7%    28.0%     28.2%    32.6%      (3.4)ppt

RECONCILIATION OF PROFITABILITY RATIOS
NET INCOME                                       941      656      680      195    1,103      947       991      741            280%
ADD (DEDUCT)
Reversal of 1999/2000 credits for                 23       93        3        0       31        -       302      211            N/M
tax rate changes
Cumulative effect of accounting changes,           -        -        -        -        -        -         -        -            N/M
net of tax
ADJUSTED NET INCOME                              964      749      683      196    1,134      947     1,293      952            386%

AVERAGE TOTAL SHAREHOLDERS' EQUITY            28,422   28,341   26,557   25,457   26,400   26,778    28,610   31,101             22%
ADD (DEDUCT)
Average unrealized net gains on
securities available for
sale, net of tax and average deferred taxes   (1,885)  (1,614)  (1,592)  (1,312)  (1,739)  (1,443)   (2,155)  (2,756)           110%
relating to
1999 and 2000 tax rate changes in Germany
Average dividends                               (946)  (1,208)    (400)    (705)  (1,041)  (1,125)     (769)  (1,289)            83%
AVERAGE ACTIVE EQUITY                         25,591   25,519   24,566   23,441   23,620   24,210    25,687   27,056             15%

Return on average shareholders'                 13.2%     9.3%    10.2%     3.1%    16.7%    14.1%     13.9%     9.5%       6.4 ppt
equity (post-tax)
Adjusted return on                              15.1%    11.7%    11.1%     3.3%    19.2%    15.6%     20.1%    14.1%      10.8 ppt
average active equity (post-tax)

Pre-tax return on average                       22.0%    16.4%    15.2%     4.7%    27.0%    21.1%     26.3%    16.5%      11.8 ppt
shareholders' equity
Pre-tax return on average active equity         24.4%    18.2%    16.4%     5.1%    30.2%    23.4%     29.2%    19.0%      13.9 ppt
Underlying pre-tax return on                    21.5%    17.7%    14.4%    10.9%    31.1%    24.3%     24.5%    19.8%       8.9 ppt
average active equity

Equity turnover (based on average               86.6%    76.1%    76.2%    83.5%    99.7%    88.1%     92.5%    84.2%       0.7 ppt
shareholders' equity)
Equity turnover (based on average               96.2%    84.6%    82.3%    90.7%   111.5%    97.5%    103.0%    96.8%       6.1 ppt
active equity)
Underlying equity turnover                      92.5%    83.6%    79.8%    86.7%   109.3%    96.4%     95.7%    89.5%       2.8 ppt
(based on average active equity)

Profit margin                                   25.4%    21.5%    19.9%     5.7%    27.1%    24.0%     28.4%    19.6%      13.9 ppt
Underlying profit margin                        23.3%    21.2%    18.0%    12.6%    28.5%    25.2%     25.6%    22.1%       9.5 ppt

                                                4Q2005 VS.        FY          FY         FY        FY       FY2005 VS.
                                                 3Q2005          2002        2003      2004       2005       FY2004
                                                ----------     --------     ------    -------    ------     ----------
RECONCILIATION OF COST RATIOS
REPORTED NONINTEREST EXPENSES                           11%      20,907     17,399     17,517    18,914             8%
DEDUCT

Compensation and benefits                              (4)%      11,358     10,495     10,222    10,993             8%
NON-COMPENSATION NONINTEREST EXPENSES                   32%       9,549      6,904      7,295     7,921             9%
ADD (DEDUCT)
Restructuring activities                               109%        (583)        29       (400)     (767)           92%
Goodwill impairment /                                  N/M          (62)      (114)       (19)        -           N/M
impairment of intangibles
Provision for real estate                              N/M            -          -          -      (203)          N/M
fund investor compensation
Minority interest                                      106%         (45)         3         (3)      (55)          N/M
Policyholder benefits and claims                        71%        (759)      (110)      (260)      (52)          (80)%
Provision for off-balance sheet                        N/M          (17)        50         65        24           (63)%
positions
NON-COMPENSATION OPERATING COST BASE                    14%       8,084      6,762      6,679     6,868             3%

Cost/income ratio                                  8.3 ppt         78.8%      81.8%      79.9%     73.7%     (6.2)ppt
Underlying cost/income ratio                       3.2 ppt         85.4%      78.8%      79.6%     72.9%     (6.7)ppt
Compensation ratio                                (1.4)ppt         42.8%      49.3%      46.6%     42.9%     (3.7)ppt
Underlying compensation ratio                     (1.2)ppt         49.9%      47.9%      48.1%     44.9%     (3.2)ppt
Non-compensation ratio                             9.7 ppt         36.0%      32.5%      33.3%     30.9%     (2.4)ppt
Underlying non-compensation ratio                  4.4 ppt         35.5%      30.9%      31.4%     28.0%     (3.4)ppt

RECONCILIATION OF PROFITABILITY RATIOS
NET INCOME                                             (25)%        397      1,365      2,472     3,783            53%
ADD (DEDUCT)
Reversal of 1999/2000 credits for tax rate             (30)%      2,817        215        120       544           N/M
changes
Cumulative effect of accounting changes,               N/M          (37)      (151)         -         -           N/M
net of tax
ADJUSTED NET INCOME                                    (26)%      3,177      1,429      2,592     4,327            67%

AVERAGE TOTAL SHAREHOLDERS' EQUITY                        9%     36,789     28,940     27,194    28,222             4%
ADD (DEDUCT)
Average unrealized net gains on
securities available for
sale, net of tax and average deferred taxes              28%     (4,842)      (810)    (1,601)   (2,023)           26%
relating to 1999 and 2000 tax rate
changes in Germany
Average dividends                                        68%       (701)      (756)      (815)   (1,056)           30%
AVERAGE ACTIVE EQUITY                                     5%     31,246     27,374     24,778    25,143             1%

Return on average shareholders'                   (4.4)ppt          1.1%       4.7%       9.1%     13.4%      4.3 ppt
equity (post-tax)
Adjusted return on                                (6.0)ppt         10.2%       5.2%      10.5%     17.2%      6.7 ppt
average active equity (post-tax)

Pre-tax return on average                         (9.8)ppt          9.6%       9.5%      14.8%     22.5%      7.7 ppt
shareholders' equity
Pre-tax return on average active equity          (10.2)ppt         11.4%      10.1%      16.3%     25.3%      9.0 ppt
Underlying pre-tax return on                      (4.7)ppt          4.4%      13.1%      16.3%     24.8%      8.5 ppt
average active equit

Equity turnover (based on average                 (8.3)ppt         72.2%      73.5%      80.6%     90.9%     10.3 ppt
shareholders' equity)
Equity turnover (based on average                 (6.2)ppt         85.0%      77.7%      88.5%    102.0%     13.5 ppt
active equity)
Underlying equity turnover                        (6.2)ppt         72.8%      80.0%      85.7%     97.4%     11.7 ppt
(based on average active equity)

Profit margin                                     (8.8)ppt         13.4%      13.0%      18.4%     24.8%     6.4 ppt
Underlying profit margin                          (3.5)ppt          6.0%      16.3%      19.0%     25.4%     6.4 ppt

NET REVENUES

Segment View(1)                                             DEUTSCHE BANK [LOGO]
(In EUR m.)

                                                      1Q      2Q     3Q     4Q     1Q     2Q     3Q     4Q   4Q2005 VS. 4Q2005 VS.
                                                     2004    2004   2004   2004   2005   2005   2005   2005    4Q2004     3Q2005
                                                    ------- ------ ------ ------ ------ ------ ------ ------ ---------- ----------
CORPORATE BANKING & SECURITIES:
  Origination (equity)                                 130    117     73    178    128    159    156    204       15%        31%
  Origination (debt)                                   229    236    270    180    268    244    267    238       32%       (11)%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
  ORIGINATION                                          359    353    344    358    396    403    423    442       23%         4%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
  Sales & Trading (equity)                             792    536    401    759    823    602  1,021    866       14%       (15)%
  Sales & Trading (debt and other products)          1,894  1,640  1,438  1,327  2,380  1,640  1,850  1,466       10%       (21)%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
  SALES & TRADING                                    2,686  2,176  1,839  2,086  3,202  2,242  2,871  2,332       12%       (19)%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
  Advisory                                              95    117    115    161    114    145    148    197       22%        33%
  Loan products (2)                                    383    259    224    273    381    311    241    323       19%        34%
  Other                                                (44)   (68)   (95)  (101)   (42)   (21)  (102)   (59)     (41)%      (42)%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
TOTAL CORPORATE BANKING & SECURITIES                 3,479  2,836  2,427  2,777  4,051  3,080  3,581  3,235       16%       (10)%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
GLOBAL TRANSACTION BANKING:
  Transaction services                                 494    459    463    447    486    479    494    513       15%         4%
  Other                                                 23      6      2     (0)     -      -      -     (0)      12%       N/M
                                                     -----  -----  -----  -----  -----  -----  -----  -----
TOTAL GLOBAL TRANSACTION BANKING                       517    465    466    447    486    479    494    512       15%         4%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
TOTAL CORPORATE AND INVESTMENT BANK                  3,996  3,301  2,893  3,224  4,537  3,559  4,074  3,748       16%        (8)%
ASSET AND WEALTH MANAGEMENT:
  Portfolio/fund management (AM)                       492    483    538    528    501    513    585    600       14%         3%
  Portfolio/fund management (PWM)                       77     81     69     73     70     75     74     84       15%        13%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
  PORTFOLIO/FUND MANAGEMENT                            569    563    606    601    571    587    659    684       14%         4%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
  Brokerage                                            187    158    155    167    199    193    189    188       12%        (1)%
  Loan/deposit                                          30     35     33     34     37     41     43     44       30%         4%
  Payments, account & remaining financial services       5      4      6      3      4      2      4      5       36%        13%
  Other                                                117     91     54     70     80     42    119    190      171%        60%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
TOTAL ASSET AND WEALTH MANAGEMENT                      907    851    854    876    891    865  1,014  1,111       27%        10%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
PRIVATE & BUSINESS CLIENTS:
  Portfolio/fund management                             44     46     49     48     52     53     52     59       22%        12%
  Brokerage                                            268    235    224    264    265    262    281    271        3%        (4)%
  Loan/deposit                                         559    561    560    546    549    553    558    590        8%         6%
  Payments, account & remaining financial services     194    210    223    270    208    189    216    231      (14)%        7%
  Other                                                 77     30     70     56     80     90     80     82       46%         3%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
TOTAL PRIVATE & BUSINESS CLIENTS                     1,142  1,083  1,126  1,184  1,154  1,147  1,187  1,234        4%         4%
                                                     -----  -----  -----  -----  -----  -----  -----  -----
TOTAL PRIVATE CLIENTS AND ASSET MANAGEMENT           2,049  1,933  1,980  2,060  2,045  2,012  2,201  2,345       14%         7%
CORPORATE INVESTMENTS                                  158    276    119     68    112    258    410    450      N/M         10%
CONSOLIDATION & ADJUSTMENTS                            (49)  (115)    65    (40)  (110)    72    (68)     4      N/M        N/M
NET REVENUES                                         6,154  5,395  5,056  5,313  6,583  5,901  6,617  6,546       23%        (1)%


                                                       FY      FY      FY    FY2005VS.
                                                      2003    2004    2005    FY2004
                                                     ------- ------- ------- ---------
CORPORATE BANKING & SECURITIES:
  Origination (equity)                                  485     499     647     30%
  Origination (debt)                                    806     916   1,017     11%
                                                     ------  ------  ------
  ORIGINATION                                         1,291   1,414   1,664     18%
                                                     ------  ------  ------
  Sales & Trading (equity)                            3,119   2,489   3,312     33%
  Sales & Trading (debt and other products)           6,081   6,299   7,336     16%
                                                     ------  ------  ------
  SALES & TRADING                                     9,200   8,787  10,648     21%
                                                     ------  ------  ------
  Advisory                                              465     488     604     24%
  Loan products (2)                                   1,187   1,139   1,256     10%
  Other                                                (347)   (308)   (225)   (27)%
                                                     ------  ------  ------
TOTAL CORPORATE BANKING & SECURITIES                 11,796  11,520  13,947     21%
                                                     ------  ------  ------
GLOBAL TRANSACTION BANKING:
  Transaction services                                1,915   1,863   1,971      6%
  Other                                                 583      31      (0)   N/M
                                                     ------  ------  ------
TOTAL GLOBAL TRANSACTION BANKING                      2,498   1,894   1,971      4%
                                                     ------  ------  ------
TOTAL CORPORATE AND INVESTMENT BANK                  14,294  13,414  15,918     19%
ASSET AND WEALTH MANAGEMENT:
  Portfolio/fund management (AM)                      2,195   2,040   2,199      8%
  Portfolio/fund management (PWM)                       281     300     303      1%
                                                     ------  ------  ------
  PORTFOLIO/FUND MANAGEMENT                           2,476   2,339   2,501      7%
                                                     ------  ------  ------
  Brokerage                                             651     667     769     15%
  Loan/deposit                                          128     133     165     24%
  Payments, account & remaining financial services       12      18      15    (14)%
  Other                                                 557     332     431     30%
                                                     ------  ------  ------
TOTAL ASSET AND WEALTH MANAGEMENT                     3,825   3,488   3,881     11%
                                                     ------  ------  ------
PRIVATE & BUSINESS CLIENTS:
  Portfolio/fund management                             139     187     216     16%
  Brokerage                                             937     991   1,078      9%
  Loan/deposit                                        2,202   2,226   2,251      1%
  Payments, account & remaining financial services      811     898     844     (6)%
  Other                                                 286     233     333     43%
                                                     ------  ------  ------
TOTAL PRIVATE & BUSINESS CLIENTS                      4,374   4,534   4,722      4%
                                                     ------  ------  ------
TOTAL PRIVATE CLIENTS AND ASSET MANAGEMENT            8,199   8,023   8,602      7%
CORPORATE INVESTMENTS                                  (920)    621   1,229     98%
CONSOLIDATION & ADJUSTMENTS                            (305)   (140)   (102)   (27)%
NET REVENUES                                         21,268  21,918  25,648     17%

(1) Includes net interest and trading revenues, commissions and fees and remaining revenues. For details on the net interest / trading revenue component see page 7.

(2) Includes results from credit default swaps used to hedge the investment grade loan exposure of EUR (285) m in FY2003, EUR (10) m in 1Q2004, EUR
      (52) m in 2Q2004, EUR (104) m in 3Q2004, EUR (65) m in 4Q2004, EUR 40 m in
      1Q2005, EUR 5 m in 2Q2005, EUR (75) m in 3Q2005 and EUR 17 m in 4Q2005.

NET INTEREST AND TRADING REVENUES

Breakdown by Group Division / CIB product (1)               DEUTSCHE BANK [LOGO]
(In EUR m.)

                                                 1Q      2Q      3Q      4Q      1Q      2Q     3Q      4Q    4Q2005 VS.  4Q2005 VS.
                                                2004    2004    2004    2004    2005    2005   2005    2005     4Q2004      3Q2005
                                               ------  ------  ------  ------  ------  -----  ------  -----   ----------  ----------
Net interest revenues                          1,394   1,459   1,158   1,171   1,443   1,613  1,216   1,729      48%         42%
Trading revenues, net                          2,035   1,416   1,273   1,462   2,411   1,593  2,048   1,377      (6)%       (33)%
TOTAL NET INTEREST AND TRADING REVENUES        3,429   2,875   2,431   2,633   3,854   3,206  3,264   3,106      18%         (5)%

   Sales & Trading (equity)                      522     293     239     541     588     467    782     628      16%        (20)%
   Sales & Trading (debt and other products)   1,653   1,478   1,116   1,122   2,217   1,381  1,560   1,275      14%        (18)%
                                               -----   -----   -----   -----   -----   -----  -----   -----
Sales & Trading                                2,175   1,771   1,355   1,663   2,805   1,848  2,342   1,903      14%        (19)%
Loan Products(2)                                 227     182     135     154     225     214    109     218      41%         99%
Transaction services                             208     200     210     211     221     225    230     237      12%          3%
Remaining products(3)                             19     (61)    (47)    (46)      1       3    (71)     47     N/M         N/M
                                               -----   -----   -----   -----   -----   -----  -----   -----
CORPORATE AND INVESTMENT BANK                  2,628   2,091   1,653   1,981   3,253   2,289  2,611   2,405      21%         (8)%
                                               -----   -----   -----   -----   -----   -----  -----   -----
PRIVATE CLIENTS AND ASSET MANAGEMENT             876     684     691     672     694     750    675     699       4%          4%
                                               -----   -----   -----   -----   -----   -----  -----   -----
CORPORATE INVESTMENTS                            (40)    180      (7)    (16)    (39)    156    (33)    (46)    194%         40%
                                               -----   -----   -----   -----   -----   -----  -----   -----
CONSOLIDATION & ADJUSTMENTS                      (35)    (80)     94      (5)    (54)     11     11      48     N/M         N/M
                                               -----   -----   -----   -----   -----   -----  -----   -----
TOTAL NET INTEREST AND TRADING REVENUES        3,429   2,875   2,431   2,633   3,854   3,206  3,264   3,106      18%         (5)%

                                                   FY      FY       FY     FY2005VS.
                                                  2003    2004     2005     FY2004
                                                -------  -------  -------  ---------
Net interest revenues                            5,847    5,182    6,001      16%
Trading revenues, net                            5,611    6,186    7,429      20%
TOTAL NET INTEREST AND TRADING REVENUES         11,458   11,368   13,430      18%

   Sales & Trading (equity)                      2,288    1,594    2,465      55%
   Sales & Trading (debt and other products)     5,369    5,368    6,433      20%
                                                ------   ------   ------
Sales & Trading                                  7,658    6,963    8,899      28%
Loan Products (2)                                  659      698      766      10%
Transaction services                               830      828      913      10%
Remaining products(3)                             (222)    (135)     (20)    (85)%
                                                ------   ------   ------
CORPORATE AND INVESTMENT BANK                    8,924    8,354   10,558      26%
                                                ------   ------   ------
PRIVATE CLIENTS AND ASSET MANAGEMENT             2,814    2,923    2,818      (4)%
                                                ------   ------   ------
CORPORATE INVESTMENTS                              (10)     118       37     (69)%
                                                ------   ------   ------
CONSOLIDATION & ADJUSTMENTS                       (270)     (26)      17     N/M
                                                ------   ------   ------
TOTAL NET INTEREST AND TRADING REVENUES         11,458   11,368   13,430      18%

(1) Excludes commissions and fees and remaining revenues. See page 6 for total revenues by product.

(2) Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.

(3) Includes net interest and trading revenues of origination, advisory and other products.

CORPORATE AND INVESTMENT BANK                               DEUTSCHE BANK [LOGO]
(In EUR m.)

                                                          1Q        2Q        3Q       4Q       1Q        2Q       3Q       4Q
                                                         2004      2004      2004     2004     2005      2005     2005     2005
                                                        ------    ------    ------   ------   ------    ------   ------   ------
  Origination (equity)                                     130       117        73      178      128       159      156      204
  Origination (debt)                                       229       236       270      180      268       244      267      238
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Origination                                                359       353       344      358      396       403      423      442
                                                        ------    ------    ------   ------   ------    ------   ------   ------
  Sales & Trading (equity)                                 792       536       401      759      823       602    1,021      866
  Sales & Trading (debt and other products)              1,894     1,640     1,438    1,327    2,380     1,640    1,850    1,466
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Sales & Trading                                          2,686     2,176     1,839    2,086    3,202     2,242    2,871    2,332
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Advisory                                                    95       117       115      161      114       145      148      197
Loan products(1)                                           383       259       224      273      381       311      241      323
Transaction services                                       494       459       463      447      486       479      494      513
Other                                                      (21)      (62)      (93)    (101)     (42)      (21)    (102)     (59)
                                                        ------    ------    ------   ------   ------    ------   ------   ------
TOTAL NET REVENUES                                       3,996     3,301     2,893    3,224    4,537     3,559    4,074    3,748
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Therein: Total net interest and trading revenues         2,628     2,091     1,653    1,981    3,253     2,289    2,611    2,405
ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale    (23)       (6)       (2)       0        -         -        -        0
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Underlying revenues                                      3,974     3,294     2,891    3,224    4,537     3,559    4,074    3,748
                                                        ------    ------    ------   ------   ------    ------   ------   ------
PROVISION FOR LOAN LOSSES                                   53        80        26      (70)      16        (2)       2       17
  Provision for off-balance sheet positions(2)              19      (73)       (24)      13      (11)        5        3      (18)
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Total provision for credit losses                           72         7         2     (57)        4         3        5       (2)
                                                        ------    ------    ------   ------   ------    ------   ------   ------
TOTAL NONINTEREST EXPENSES                               2,778     2,452     2,310    3,027    3,044     2,752    2,817    2,940
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Therein: Severance payments                                 52        38        43       37        1        18        6       (7)
  Minority interest                                          1        (1)       (2)       7       10         9       12        6
  Restructuring activities                                   -         -         -      299      122        47       54      194
  Goodwill impairment/impairment of intangibles              -         -         -        -        -         -        -        -
  Provision for off-balance sheet positions(2)              19       (73)      (24)      13      (11)        5        3      (18)
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Operating cost base                                      2,758     2,525     2,336    2,708    2,923     2,691    2,747    2,758
                                                        ------    ------    ------   ------   ------    ------   ------   ------
INCOME BEFORE INCOME TAXES                               1,165       770       557      267    1,477       809    1,256      791
ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale    (23)       (6)       (2)       0        -         -        -        0
  Restructuring activities                                   -         -         -      299      122        47       54      194
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Underlying pre-tax profit                                1,142       763       555      567    1,599       856    1,310      985
                                                        ------    ------    ------   ------   ------    ------   ------   ------
ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)         13,770    13,796    13,987   14,114   13,743    13,629   13,697   13,492
Compensation and benefits                                1,413     1,171       976    1,305    1,661     1,372    1,376    1,227
Non-compensation noninterest expenses                    1,365     1,280     1,334    1,723    1,383     1,380    1,441    1,713
Non-compensation operating cost base                     1,345     1,354     1,360    1,404    1,262     1,319    1,372    1,531
Cost/income ratio                                           69%       76%       81%      93%      67%       77%      69%      79%
Underlying cost/income ratio                                69%       77%       81%      84%      64%       76%      67%      74%
Assets (at period end, in EUR bn.)                                                      730                                  882
Risk-weighted positions (BIS risk positions, at period     142       145       140      139      147       159      170      168
end, in EUR bn.)
Average active equity                                   12,822    13,078    12,941   12,598   12,784    13,688   15,146   15,921
Pre-tax return on average active equity                     36%       24%       17%       8%      46%       24%      33%      20%
Underlying pre-tax return on average active equity          36%       23%       17%      18%      50%       25%      35%      25%

                                                        4Q2005 VS.  4Q2005 VS.    FY       FY       FY     FY2005 VS.
                                                         4Q2004      3Q2005      2003     2004     2005     FY2004
                                                        ----------  ----------  ------   ------   ------   ----------
  Origination (equity)                                      15 %        31%        485      499      647       30%
  Origination (debt)                                        32 %       (11)%       806      916    1,017       11%
                                                                                ------   ------   ------
Origination                                                 23 %         4%      1,291    1,414    1,664       18%
                                                                                ------   ------   ------
  Sales & Trading (equity)                                  14 %       (15)%     3,119    2,489    3,312       33%
  Sales & Trading (debt and other products)                 10 %       (21)%     6,081    6,299    7,336       16%
                                                                                ------   ------   ------
Sales & Trading                                             12 %       (19)%     9,200    8,787   10,648       21%
                                                                                ------   ------   ------
Advisory                                                    22 %        33%        465      488      604       24%
Loan products(1)                                            19 %        34%      1,187    1,139    1,256       10%
Transaction services                                        15 %         4%      1,915    1,863    1,971        6%
Other                                                      (41)%       (42)%       236     (277)    (225)     (19)%
                                                                                ------   ------   ------
TOTAL NET REVENUES                                          16 %        (8)%    14,294   13,414   15,918       19%
                                                                                ------   ------   ------
Therein: Total net interest and trading revenues            21 %        (8)%     8,924    8,354   10,558       26%
ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale     12 %       N/M        (583)     (31)       0      N/M
                                                                                ------   ------   ------
Underlying revenues                                         16 %        (8)%    13,710   13,383   15,918       19%
                                                                                ------   ------   ------
PROVISION FOR LOAN LOSSES                                  N/M         N/M         752       89       32      (64)%
  Provision for off-balance sheet positions(2)             N/M         N/M         (45)     (65)     (22)     (66)%
                                                                                ------   ------   ------
Total provision for credit losses                          (97)%       N/M         708       24       10      (58)%
                                                                                ------   ------   ------
TOTAL NONINTEREST EXPENSES                                  (3)%         4 %    10,000   10,567   11,553        9%
                                                                                ------   ------   ------
Therein: Severance payments                                N/M         N/M         260      170       17      (90)%
  Minority interest                                        (15)%       (52)%        13        5       37      N/M
  Restructuring activities                                 (35)%       N/M         (29)     299      418       40%
  Goodwill impairment/impairment of intangibles            N/M         N/M           -        -        -      N/M
  Provision for off-balance sheet positions(2)             N/M         N/M         (45)     (65)     (22)     (66)%
                                                                                ------   ------   ------
Operating cost base                                          2 %         0 %    10,060   10,327   11,120        8%
                                                                                ------   ------   ------
INCOME BEFORE INCOME TAXES                                 196 %       (37)%     3,541    2,759    4,333       57%
ADD (DEDUCT)
  Net (gains) losses from businesses sold/held for sale     12 %       N/M        (583)     (31)       0      N/M
  Restructuring activities                                 (35)%       N/M         (29)     299      418       40%
                                                                                ------   ------   ------
Underlying pre-tax profit                                   74 %       (25)%     2,929    3,027    4,751       57%
                                                                                ------   ------   ------
ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)             (4)%        (2)%    14,049   14,114   13,492       (4)%
Compensation and benefits                                   (6)%       (11)%     4,612    4,864    5,636       16 %
Non-compensation noninterest expenses                       (1)%        19 %     5,388    5,703    5,917        4 %
Non-compensation operating cost base                         9 %        12 %     5,448    5,463    5,484        0 %
Cost/income ratio                                           14)ppt      10 ppt      70%      79 %     73%      (6)ppt
Underlying cost/income ratio                               (10)ppt       7 ppt      73%      77 %     70%      (7)ppt
Assets (at period end, in EUR bn.)                          21 %                   682      730      882       21 %
Risk-weighted positions (BIS risk positions, at period      21 %        (1)%       138      139      168       21 %
end, in EUR bn.)
Average active equity                                       26 %         5 %    14,186   12,860   14,385       12 %
Pre-tax return on average active equity                    12ppt       (13)ppt      25%      21 %    30 %       9ppt
Underlying pre-tax return on average active equity          7ppt       (10)ppt      21%      24 %    33 %       9ppt

1 Includes results from credit default swaps used to hedge the investment grade loan exposure of EUR (285) m in FY2003, EUR (10) m in 1Q2004, EUR
   (52) m in 2Q2004, EUR (104) m in 3Q2004, EUR (65) m in 4Q2004, EUR 40 m in
   1Q2005, EUR 5 m in 2Q2005, EUR (75) m in 3Q2005 and EUR 17 m in 4Q2005.

2 Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

CORPORATE AND INVESTMENT BANK                               DEUTSCHE BANK [LOGO]
Corporate Banking & Securities
(In EUR m.)

                                                          1Q        2Q        3Q       4Q       1Q        2Q       3Q       4Q
                                                         2004      2004      2004     2004     2005      2005     2005     2005
                                                        ------    ------    ------   ------   ------    ------   ------   ------
  Origination (equity)                                     130       117        73      178      128       159      156      204
  Origination (debt)                                       229       236       270      180      268       244      267      238
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Origination                                                359       353       344      358      396       403      423      442
                                                        ------    ------    ------   ------   ------    ------   ------   ------
  Sales & Trading (equity)                                 792       536       401      759      823       602    1,021      866
  Sales & Trading (debt and other products)              1,894     1,640     1,438    1,327    2,380     1,640    1,850    1,466
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Sales & Trading                                          2,686     2,176     1,839    2,086    3,202     2,242    2,871    2,332
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Advisory                                                    95       117       115      161      114       145      148      197
Loan products(1)                                           383       259       224      273      381       311      241      323
Other                                                      (44)      (68)      (95)    (101)     (42)      (21)    (102)     (59)
                                                        ------    ------    ------   ------   ------    ------   ------   ------
TOTAL NET REVENUES                                       3,479     2,836     2,427    2,777    4,051     3,080    3,581    3,235
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Underlying revenues                                      3,479     2,836     2,427    2,777    4,051     3,080    3,581    3,235
                                                        ------    ------    ------   ------   ------    ------   ------   ------
PROVISION FOR LOAN LOSSES                                   57        71        23      (72)       9       (18)      (1)      35
  Provision for off-balance sheet positions(2)              19       (67)      (10)      (8)      (1)       12       10      (18)
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Total provision for credit losses                           76         5        13     (80)        8        (6)       8       18
                                                        ------    ------    ------   ------   ------    ------   ------   ------
TOTAL NONINTEREST EXPENSES                               2,381     2,046     1,938    2,597    2,703     2,399    2,458    2,485
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Therein: Severance payments                                 47        35        39       32        0        17        6       (5)
  Minority interest                                          1        (1)       (2)       7       10         9       12        6
  Restructuring activities                                   -         -         -      272      107        38       46      139
  Goodwill impairment / impairment of intangibles            -         -         -        -        -         -        -        -
  Provision for off-balance sheet positions(2)              19       (67)      (10)      (8)      (1)       12       10      (18)
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Operating cost base                                      2,361     2,114     1,950    2,326    2,587     2,341    2,389    2,358
                                                        ------    ------    ------   ------   ------    ------   ------   ------
INCOME BEFORE INCOME TAXES                               1,041       719       466      252    1,339       699    1,124      715
ADD (DEDUCT)
  Restructuring activities                                   -         -         -      272      107        38       46      139
                                                        ------    ------    ------   ------   ------    ------   ------   ------
Underlying pre-tax profit                                1,041       719       466      524    1,446       737    1,171      854
                                                        ------    ------    ------   ------   ------    ------   ------   ------
ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)          9,704     9,730     9,881    9,994    9,625     9,561    9,684    9,611
Cost/income ratio                                           68%       74%       80%      94%      67%       78%      68%      77%
Underlying cost/income ratio                                68%       75%       80%      84%      64%       76%      67%      73%
Assets (at period end, in EUR bn.)                                                      721                                  873
Risk-weighted positions (BIS risk positions, at period     130       134       128      128      136       146      157      155
end, in EUR bn.)
Average active equity                                   11,555    11,724    11,470   11,166   11,455    12,365   13,773   14,688
Pre-tax return on average active equity                     36%       25%       16%       9%      47%       23%      33%      19%
Underlying pre-tax return on average active equity          36%       25%       16%      19%      50%       24%      34%      23%

                                                        4Q2005 VS.  4Q2005 VS.    FY       FY        FY      FY2005 VS.
                                                          4Q2004      3Q2005     2003     2004      2005       FY2004
                                                        ----------  ----------  ------   ------    ------    ----------
  Origination (equity)                                      15%         31 %       485      499       647       30%
  Origination (debt)                                        32%        (11)%       806      916     1,017       11%
                                                                                ------   ------    ------
Origination                                                 23%          4 %     1,291    1,414     1,664       18%
                                                                                ------   ------    ------
  Sales & Trading (equity)                                  14%        (15)%     3,119    2,489     3,312       33%
  Sales & Trading (debt and other products)                 10%        (21)%     6,081    6,299     7,336       16%
                                                                                ------   ------    ------
Sales & Trading                                             12%        (19)%     9,200    8,787    10,648       21%
                                                                                ------   ------    ------
Advisory                                                    22%         33 %       465      488       604       24%
Loan products(1)                                            19%         34 %     1,187    1,139     1,256       10%
Other                                                      (41)%       (42)%      (347)    (308)     (225)     (27)%
                                                                                ------   ------    ------
TOTAL NET REVENUES                                          16%        (10)%    11,796   11,520    13,947       21%
                                                                                ------   ------    ------
Underlying revenues                                         16%        (10)%    11,796   11,520    13,947       21%
                                                                                ------   ------    ------
PROVISION FOR LOAN LOSSES                                  N/M         N/M         751       79        25      (68)%
  Provision for off-balance sheet positions(2)             126%        N/M           8      (66)        3      N/M
                                                                                ------   ------    ------
Total provision for credit losses                          N/M         113 %       759       14        28      106%
                                                                                ------   ------    ------
TOTAL NONINTEREST EXPENSES                                  (4)%         1 %     8,315    8,962    10,046       12%
                                                                                ------   ------    ------
Therein: Severance payments                                N/M         N/M         194      154        18      (89)%
  Minority interest                                        (15)%       (52)%        13        5        37      N/M
  Restructuring activities                                 (49)%       N/M         (23)     272       331       22%
  Goodwill impairment / impairment of intangibles          N/M         N/M           -        -         -      N/M
  Provision for off-balance sheet positions(2)             126%        N/M           8      (66)        3      N/M
                                                                                ------   ------    ------
Operating cost base                                          1%         (1)%     8,317    8,752     9,675       11%
                                                                                ------   ------    ------
INCOME BEFORE INCOME TAXES                                 183%        (36)%     2,730    2,478     3,877       56%
ADD (DEDUCT)
  Restructuring activities                                 (49)%       N/M         (23)     272       331       22%
                                                                                ------   ------    ------
Underlying pre-tax profit                                   63%        (27)%     2,707    2,750     4,207       53%
                                                                                ------   ------    ------
ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)             (4)%        (1)%     9,835    9,994     9,611       (4)%
Cost/income ratio                                          (17)ppt       9 ppt      70%      78%       72%      (6)ppt
Underlying cost/income ratio                               (11)ppt       6 ppt      71%      76%       69%      (7)ppt
Assets (at period end, in EUR bn.)                          21%                    694      721       873       21%
Risk-weighted positions (BIS risk positions, at period      21%         (1)%       128      128       155       21%
end, in EUR bn.)
Average active equity                                       32%          7 %    12,785   11,479    13,070       14%
Pre-tax return on average active equity                     10ppt      (14)ppt      21%      22%       30%       8ppt
Underlying pre-tax return on average active equity           4ppt      (11)ppt      21%      24%       32%       8ppt

1 Includes results from credit default swaps used to hedge the investment grade loan exposure of EUR (285) m in FY2003, EUR (10) m in 1Q2004, EUR
   (52) m in 2Q2004, EUR (104) m in 3Q2004, EUR (65) m in 4Q2004, EUR 40 m in
   1Q2005, EUR 5 m in 2Q2005, EUR (75) m in 3Q2005 and EUR 17 m in 4Q2005.

2 Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

CORPORATE AND INVESTMENT BANK                               DEUTSCHE BANK [LOGO]
Global Transaction Banking
(In EUR m.)

                                                            1Q     2Q     3Q     4Q     1Q     2Q     3Q     4Q   4Q2005 VS.
                                                           2004   2004   2004   2004   2005   2005   2005   2005    4Q2004
                                                          -----  -----  -----  -----  -----  -----  -----  -----  ----------
   Transaction services                                     494    459    463    447    486    479    494    513       15%
   Other                                                     23      6      2     (0)     -      -      -     (0)      12%
                                                          -----  -----  -----  -----  -----  -----  -----  -----
TOTAL NET REVENUES                                          517    465    466    447    486    479    494    512       15%
                                                          -----  -----  -----  -----  -----  -----  -----  -----

ADD (DEDUCT)
   Net (gains) losses from businesses sold/held for sale    (23)    (6)    (2)     0      -      -      -      0       12%
                                                          -----  -----  -----  -----  -----  -----  -----  -----
Underlying revenues                                         494    458    463    447    486    479    494    513       15%
                                                          -----  -----  -----  -----  -----  -----  -----  -----
PROVISION FOR LOAN LOSSES                                    (4)     8      3      2      6     16      3    (19)     N/M
   Provision for off-balance sheet positions (1)              0     (6)   (14)    20    (11)    (7)    (7)    (0)     N/M
                                                          -----  -----  -----  -----  -----  -----  -----  -----
Total provision for credit losses                            (4)     3    (11)    23     (4)     9     (4)   (19)     N/M
                                                          -----  -----  -----  -----  -----  -----  -----  -----
TOTAL NONINTEREST EXPENSES                                  397    406    372    430    341    352    359    454        6%
                                                          -----  -----  -----  -----  -----  -----  -----  -----
Therein: Severance payments                                   5      3      4      5      0      1      0     (2)     N/M
   Minority interest                                          -      -      -      -      -      -      -      -      N/M
   Restructuring activities                                   -      -      -     28     15      9      8     55       98%
   Goodwill impairment/impairment of intangibles              -      -      -      -      -      -      -      -      N/M
   Provision for off-balance sheet positions (1)              0     (6)   (14)    20    (11)    (7)    (7)    (0)     N/M
                                                          -----  -----  -----  -----  -----  -----  -----  -----
Operating cost base                                         397    412    385    382    337    350    358    400        5%
                                                          -----  -----  -----  -----  -----  -----  -----  -----
INCOME BEFORE INCOME TAXES                                  124     50     91     15    138    110    131     77      N/M
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held for sale    (23)    (6)    (2)     0      -      -      -      0       12%
   Restructuring activities                                   -      -      -     28     15      9      8     55       98%
                                                          -----  -----  -----  -----  -----  -----  -----  -----
Underlying pre-tax profit                                   102     44     89     42    153    119    140    132      210%
                                                          -----  -----  -----  -----  -----  -----  -----  -----
ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)           3,845  3,844  3,879  3,918  3,915  3,900  3,866  3,777       (4)%
Cost/income ratio                                            77%    89%    83%    92%    72%    75%    74%    89%      (3)ppt
Underlying cost/income ratio                                 80%    90%    83%    85%    69%    73%    72%    78%      (7)ppt

Assets (at period end, in EUR bn.)                                                17                          18        8%
Risk-weighted positions (BIS risk positions, at period
 end, in EUR bn.)                                            12     12     12     11     12     13     13     12       11%
Average active equity                                     1,266  1,354  1,471  1,432  1,329  1,323  1,373  1,234      (14)%
Pre-tax return on average active equity                      39%    15%    25%     4%    42%    33%    38%    25%      21ppt
Underlying pre-tax return on average active equity           32%    13%    24%    12%    46%    36%    41%    43%      31ppt


                                                          4Q2005 VS.    FY     FY     FY   FY2005VS.
                                                            3Q2005     2003   2004   2005   FY2004
                                                          ----------  -----  -----  -----  ---------
   Transaction services                                         4%    1,915  1,863  1,971        6%
   Other                                                      N/M       583     31     (0)     N/M
                                                                      -----  -----  -----
TOTAL NET REVENUES                                              4%    2,498  1,894  1,971        4%
                                                                      -----  -----  -----
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held for sale      N/M      (583)   (31)     0      N/M
                                                                      -----  -----  -----
Underlying revenues                                             4%    1,915  1,863  1,971        6%
                                                                      -----  -----  -----
PROVISION FOR LOAN LOSSES                                     N/M         2      9      7      (26)%
   Provision for off-balance sheet positions (1)              (93)%     (53)     1    (25)     N/M
                                                                      -----  -----  -----
Total provision for credit losses                             N/M       (51)    11    (18)     N/M
                                                                      -----  -----  -----
TOTAL NONINTEREST EXPENSES                                     26%    1,685  1,605  1,507       (6)%
                                                                      -----  -----  -----
Therein: Severance payments                                   N/M        66     16     (1)     N/M
   Minority interest                                          N/M         -      -      -      N/M
   Restructuring activities                                   N/M        (6)    28     87      N/M
   Goodwill impairment/impairment of intangibles              N/M         -      -      -      N/M
   Provision for off-balance sheet positions (1)              (93)%     (53)     1    (25)     N/M
                                                                      -----  -----  -----
Operating cost base                                            12%    1,744  1,576  1,445       (8)%
                                                                      -----  -----  -----
INCOME BEFORE INCOME TAXES                                    (42)%     811    280    457       63%
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held for sale      N/M      (583)   (31)     0      N/M
   Restructuring activities                                   N/M        (6)    28     87      N/M
                                                                      -----  -----  -----
Underlying pre-tax profit                                      (6)%     222    277    544       96%
                                                                      -----  -----  -----
ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)                (2)%   3,923  3,918  3,777       (4)%
Cost/income ratio                                              15ppt     70%    85%    78%      (7)ppt
Underlying cost/income ratio                                    6ppt     91%    85%    73%     (12)ppt
Assets (at period end, in EUR bn.)                                       16     17     18        8%
Risk-weighted positions (BIS risk positions, at period
 end, in EUR bn.)                                              (5)%      10     11     12       11%
Average active equity                                         (10)%   1,401  1,381  1,315       (5)%
Pre-tax return on average active equity                       (13)ppt    58%    20%    35%      15ppt
Underlying pre-tax return on average active equity              2ppt     16%    20%    41%      21ppt

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

PRIVATE CLIENTS AND ASSET MANAGEMENT                        DEUTSCHE BANK [LOGO]
(In EUR m.)

                                                                1Q      2Q      3Q      4Q      1Q      2Q      3Q      4Q
                                                               2004    2004    2004    2004    2005    2005    2005    2005
                                                              ------  ------  ------  ------  ------  ------  ------  ------
    Portfolio/fund management                                    613     609     655     649     623     640     712     742
    Brokerage                                                    454     393     378     431     464     455     470     459
    Loan/deposit                                                 590     596     593     580     586     594     600     635
    Payments, account & remaining financial services             199     214     229     274     212     191     220     236
    Other                                                        193     121     124     126     160     132     199     273
                                                              ------  ------  ------  ------  ------  ------  ------  ------
 TOTAL NET REVENUES                                            2,049   1,933   1,980   2,060   2,045   2,012   2,201   2,345
                                                              ------  ------  ------  ------  ------  ------  ------  ------
 Therein: Total net interest and trading revenues                876     684     691     672     694     750     675     699
 ADD (DEDUCT)
    Net (gains) losses from businesses sold/held for sale          -      25     (19)    (14)      -       -     (49)    (41)
    Policyholder benefits and claims (1)                         (25)     (4)     (7)    (13)    (11)     (9)    (10)    (20)
                                                              ------  ------  ------  ------  ------  ------  ------  ------
 Underlying revenues                                           2,025   1,953   1,954   2,033   2,034   2,003   2,141   2,284
                                                              ------  ------  ------  ------  ------  ------  ------  ------
 PROVISION FOR LOAN LOSSES                                        64      66      56      78      78      73      90     101
    Provision for off-balance sheet positions (2)                 (1)      0      (1)      0      (1)     (0)      1      (2)
                                                              ------  ------  ------  ------  ------  ------  ------  ------
 Total provision for credit losses                                63      66      55      79      77      73      91      99
                                                              ------  ------  ------  ------  ------  ------  ------  ------
 TOTAL NONINTEREST EXPENSES                                    1,576   1,512   1,562   1,722   1,604   1,639   1,701   1,822
                                                              ------  ------  ------  ------  ------  ------  ------  ------
 Therein: Severance payments                                      15      15      21      50       5       6       6       4
    Minority interest                                              1       1       7      (8)     (1)     (3)     13      22
    Restructuring activities                                       -       -       -      98      45      69     100     132
    Goodwill impairment/impairment of intangibles                  -       -       -      19       -       -       -       -
    Policyholder benefits and claims (1)                          25       4       7      13      11       9      10      20
    Provision for off-balance sheet positions (2)                 (1)      0      (1)      0      (1)     (0)      1      (2)
                                                              ------  ------  ------  ------  ------  ------  ------  ------
 Operating cost base                                           1,552   1,507   1,548   1,600   1,550   1,564   1,577   1,651
                                                              ------  ------  ------  ------  ------  ------  ------  ------
 INCOME BEFORE INCOME TAXES                                      409     355     362     260     362     301     410     421
 ADD (DEDUCT)
    Net (gains) losses from businesses sold/held for sale          -      25     (19)    (14)      -       -     (49)    (41)
    Restructuring activities                                       -       -       -      98      45      69     100     132
    Goodwill impairment/impairment of intangibles                  -       -       -      19       -       -       -       -
                                                              ------  ------  ------  ------  ------  ------  ------  ------
 Underlying pre-tax profit                                       409     380     344     363     407     370     461     513
                                                              ------  ------  ------  ------  ------  ------  ------  ------
 ADDITIONAL INFORMATION
 Employees (full-time equivalent, at period end)              26,700  26,680  26,818  26,726  26,786  26,747  27,034  27,233
 Compensation and benefits                                       648     619     676     648     655     623     675     688
 Non-compensation noninterest expenses                           928     893     885   1,074     949   1,016   1,027   1,134
 Non-compensation operating cost base                            904     887     872     951     895     942     902     963
 Cost/income ratio                                                77%     78%     79%     84%     78%     81%     77%     78%
 Underlying cost/income ratio                                     77%     77%     79%     79%     76%     78%     74%     72%
 Assets (at period end, in EUR bn.)                                                      114                             124
 Risk-weighted positions (BIS risk positions, at period end,
  in EUR bn.)                                                     64      64      65      66      68      70      72      74
 Average active equity                                         6,562   6,792   6,859   6,645   6,551   6,301   6,837   7,111
 Pre-tax return on average active equity                          25%     21%     21%     16%     22%     19%     24%     24%
 Underlying pre-tax return on average active equity               25%     22%     20%     22%     25%     23%     27%     29%
 Invested assets (at period end, in bn)                          892     878     858     828     872     908     874     867

                                                              4Q2005 VS. 4Q2005 VS.   FY      FY     FY     FY2005VS.
                                                                4Q2004     3Q2005    2003    2004   2005    FY2004
                                                              ---------  ---------  ------  ------ ------   -------
    Portfolio/fund management                                      14%         4%    2,615   2,526  2,718        8%
    Brokerage                                                       6%        (2)%   1,588   1,657  1,847       11%
    Loan/deposit                                                    9%         6%    2,330   2,359  2,415        2%
    Payments, account & remaining financial services              (14)%        7%      823     915    859       (6)%
    Other                                                         116%        37%      843     565    763       35%
                                                                                    ------  ------ ------
 TOTAL NET REVENUES                                                14%         7%    8,199   8,023  8,602        7%
                                                                                    ------  ------ ------
 Therein: Total net interest and trading revenues                   4%         4%    2,814   2,923  2,818       (4)%
 ADD (DEDUCT)
    Net (gains) losses from businesses sold/held for sale         198%       (17)%     (51)     (8)   (90)     N/M
    Policyholder benefits and claims (1)                           47%        89%      (21)    (50)   (49)      (0)%
                                                                                    ------  ------ ------
 Underlying revenues                                               12%         7%    8,127   7,965  8,463        6%
                                                                                    ------  ------ ------
 PROVISION FOR LOAN LOSSES                                         29%        12%      324     264    342       30%
    Provision for off-balance sheet positions (2)                 N/M        N/M        (3)     (1)    (2)      69%
                                                                                    ------  ------ ------
 Total provision for credit losses                                 26%         9%      321     263    340       29%
                                                                                    ------  ------ ------
 TOTAL NONINTEREST EXPENSES                                         6%         7%    6,714   6,372  6,766        6%
                                                                                    ------  ------ ------
 Therein: Severance payments                                      (91)%      (21)%     395     101     22      (79)%
    Minority interest                                             N/M         65%       15       1     30      N/M
    Restructuring activities                                       35%        32%       (1)     98    347      N/M
    Goodwill impairment/impairment of intangibles                 N/M        N/M         -      19      -      N/M
    Policyholder benefits and claims (1)                           47%        89%       21      50     49       (0)%
    Provision for off-balance sheet positions (2)                 N/M        N/M        (3)     (1)    (2)      69%
                                                                                    ------  ------ ------
 Operating cost base                                                3%         5%    6,683   6,206  6,342        2%
                                                                                    ------  ------ ------
 INCOME BEFORE INCOME TAXES                                        62%         3%    1,160   1,386  1,494        8%
 ADD (DEDUCT)

    Net (gains) losses from businesses sold/held for sale         198%       (17)%     (51)     (8)   (90)     N/M
    Restructuring activities                                       35%        32%       (1)     98    347      N/M
    Goodwill impairment/impairment of intangibles                 N/M        N/M         -      19      -      N/M
                                                                                    ------  ------ ------
 Underlying pre-tax profit                                         41%        11%    1,108   1,496  1,750       17%
                                                                                    ------  ------ ------
 ADDITIONAL INFORMATION
 Employees (full-time equivalent, at period end)                    2%         1%   26,845  26,726 27,233        2%
 Compensation and benefits                                          6%         2%    2,931   2,592  2,640        2%
 Non-compensation noninterest expenses                              6%        10%    3,783   3,780  4,126        9%
 Non-compensation operating cost base                               1%         7%    3,752   3,614  3,702        2%
 Cost/income ratio                                                 (6)ppt      1ppt     82%     79%    79%       0ppt
 Underlying cost/income ratio                                      (7)ppt     (2)ppt    82%     78%    75%      (3)ppt
 Assets (at period end, in EUR bn.)                                 9%                 125     114    124        9%
 Risk-weighted positions (BIS risk positions, at period end,
  in EUR bn.)                                                      13%         3%       63      66     74       13%
 Average active equity                                              7%         4%    7,225   6,715  6,700       (0)%
 Pre-tax return on average active equity                            8ppt       0ppt     16%     21%    22%       1ppt
 Underlying pre-tax return on average active equity                 7ppt       2ppt     15%     22%    26%       4ppt
 Invested assets (at period end, in bn)                             5%        (1)%     865     828    867        5%

(1) Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

(2) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

PRIVATE CLIENTS AND ASSET MANAGEMENT                        DEUTSCHE BANK [LOGO]
Asset and Wealth Management
(In EUR m.)

                                                           1Q        2Q       3Q         4Q        1Q        2Q        3Q       4Q
                                                          2004      2004     2004       2004      2005      2005      2005     2005
                                                         -----     -----     -----     -----     -----     -----     -----    -----
   Portfolio/fund management (AM)                          492       483       538       528       501       513       585      600
   Portfolio/fund management (PWM)                          77        81        69        73        70        75        74       84
                                                         -----     -----     -----     -----     -----     -----     -----    -----
Portfolio/fund management                                  569       563       606       601       571       587       659      684
                                                         -----     -----     -----     -----     -----     -----     -----    -----
   Brokerage                                               187       158       155       167       199       193       189      188
   Loan/deposit                                             30        35        33        34        37        41        43       44
   Payments, account & remaining financial services          5         4         6         3         4         2         4        5
   Other                                                   117        91        54        70        80        42       119      190
                                                         -----     -----     -----     -----     -----     -----     -----    -----
TOTAL NET REVENUES                                         907       851       854       876       891       865     1,014    1,111
                                                         -----     -----     -----     -----     -----     -----     -----    -----
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held for sale     -         -       (18)      (14)        -         -       (42)     (39)
   Policyholder benefits and claims(1)                     (25)       (4)       (7)      (13)      (11)       (9)      (10)     (20)
                                                         -----     -----     -----     -----     -----     -----     -----    -----
Underlying revenues                                        883       846       829       849       880       856       962    1,052
                                                         -----     -----     -----     -----     -----     -----     -----    -----
PROVISION FOR LOAN LOSSES                                   (5)       (1)       (1)        1         1        (1)       (1)       1
   Provision for off-balance sheet positions(2)             (1)        0        (0)        0        (0)       (0)        1       (1)
                                                         -----     -----     -----     -----     -----     -----     -----    -----
Total provision for credit losses                           (5)       (0)       (2)        1         0        (1)        0        0
                                                         -----     -----     -----     -----     -----     -----     -----    -----
TOTAL NONINTEREST EXPENSES                                 757       716       737       870       762       796       837      889
                                                         -----     -----     -----     -----     -----     -----     -----    -----
Therein: Severance payments                                  7        10        13        22        (0)        1         0        3
   Minority interest                                         1         0         7        (8)       (1)       (3)       13       22
   Restructuring activities                                  -         -         -        88        34        54        71       61
   Goodwill impairment / impairment of intangibles           -         -         -        19         -         -         -        -
   Policyholder benefits and claims(1)                      25         4         7        13        11         9        10       20
   Provision for off-balance sheet positions(2)             (1)        0        (0)        0        (0)       (0)        1       (1)
                                                         -----     -----     -----     -----     -----     -----     -----    -----
Operating cost base                                        732       710       723       757       719       736       742      787
                                                         -----     -----     -----     -----     -----     -----     -----    -----
INCOME BEFORE INCOME TAXES                                 155       136       118         5       129        70       177      221
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held for sale     -         -       (18)      (14)        -         -       (42)     (39)
   Restructuring activities                                  -         -         -        88        34        54        71       61
   Goodwill impairment / impairment of intangibles           -         -         -        19         -         -         -        -
                                                         -----     -----     -----     -----     -----     -----     -----    -----
Underlying pre-tax profit                                  155       136       100        99       163       124       207      243
                                                         -----     -----     -----     -----     -----     -----     -----    -----
ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)          8,294     8,212     8,219     8,226     8,148     7,994     7,915    7,646
Cost/income ratio                                           84%       84%       86%       99%       86%       92%       82%      80%
Underlying cost/income ratio                                83%       84%       87%       89%       82%       86%       77%      75%
Assets (at period end, in EUR bn.)                          35        37
Risk-weighted positions (BIS risk positions, at             12        11        12        11        12        13        13       14
period end, in EUR bn.)
Average active equity                                    4,990     5,123     5,093     4,929     4,837     4,789     5,152    5,194
Pre-tax return on average active equity                     12%       11%        9%        0%       11%        6%       14%      17%
Underlying pre-tax return on average active equity          12%       11%        8%        8%       13%       10%       16%      19%
Invested assets (at period end, in bn)                     742       728       709       679       719       753       713      704
   Invested assets AM (at period end, in bn)               590       575       561       536       573       598       553      536
   Invested assets PWM (at period end, in bn)              152       153       149       143       146       155       160      168



                                                           4Q2005 VS.  4Q2005 VS.   FY       FY      FY      FY2005 VS.
                                                             4Q2004     3Q2005     2003     2004    2005       FY2004
                                                           ----------  ----------  -----    -----   -----    ----------
   Portfolio/fund management (AM)                             14%          3%      2,195    2,040   2,199       8%
   Portfolio/fund management (PWM)                            15%         13%        281      300     303       1%
                                                                                   -----    -----   -----
Portfolio/fund management                                     14%          4%      2,476    2,339   2,501       7%
                                                                                   -----    -----   -----
   Brokerage                                                  12%         (1)%       651      667     769      15%
   Loan/deposit                                               30%          4%        128      133     165      24%
   Payments, account & remaining financial services           36%         13%         12       18      15     (14)%
   Other                                                     171%         60%        557      332     431      30%
                                                                                   -----    -----   -----
TOTAL NET REVENUES                                            27%         10%      3,825    3,488   3,881      11%
                                                                                   -----    -----   -----
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held for sale     185%         (6)%       (55)     (32)    (81)    153%
   Policyholder benefits and claims(1)                        47%         89%        (21)     (50)    (49)     (0)%
                                                                                   -----    -----   -----
Underlying revenues                                           24%          9%      3,749    3,407   3,750      10%
                                                                                   -----    -----   -----
PROVISION FOR LOAN LOSSES                                     15%        N/M           2       (6)      0     N/M
   Provision for off-balance sheet positions(2)              N/M         N/M          (3)      (0)     (0)    (66)%
                                                                                   -----    -----   -----
Total provision for credit losses                            (66)%       N/M          (1)      (6)     (0)   (100)%
                                                                                   -----    -----   -----
TOTAL NONINTEREST EXPENSES                                     2%          6%      3,121    3,080   3,283       7%
                                                                                   -----    -----   -----
Therein: Severance payments                                  (87)%       N/M          78       51       4     (92)%
   Minority interest                                         N/M          66%         13        1      30     N/M
   Restructuring activities                                  (31)%       (14)%         -       88     220     150%
   Goodwill impairment / impairment of intangibles           N/M         N/M           -       19       -     N/M
   Policyholder benefits and claims(1)                        47%         89%         21       50      49      (0)%
   Provision for off-balance sheet positions(2)              N/M         N/M          (3)      (0)     (0)    (66)%
                                                                                   -----    -----   -----
Operating cost base                                            4%          6%      3,090    2,923   2,984       2%
                                                                                   -----    -----   -----
INCOME BEFORE INCOME TAXES                                   N/M          25%        702      414     597      44%
ADD (DEDUCT)
   Net (gains) losses from businesses sold/held for sale     185%         (6)%       (55)     (32)    (81)    153%
   Restructuring activities                                  (31)%       (14)%         -       88     220     150%
   Goodwill impairment / impairment of intangibles           N/M         N/M           -       19       -     N/M
                                                                                   -----    -----   -----
Underlying pre-tax profit                                    147%         18%        647      489     736      50%
                                                                                   -----    -----   -----
ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)               (7)%        (3)%     8,266    8,226   7,646      (7)%
Cost/income ratio                                            (19)ppt      (2)ppt      82%      88%     85%     (3)ppt
Underlying cost/income ratio                                 (14)ppt      (2)ppt      82%      86%     80%     (6)ppt
Assets (at period end, in EUR bn.)                             7%                     48       35      37       7%
Risk-weighted positions (BIS risk positions, at               21%          4%         12       11      14      21%
period end, in EUR bn.)
Average active equity                                          5%          1%      5,694    5,034   4,993      (1)%
Pre-tax return on average active equity                       17ppt        3ppt       12%       8%     12%      4ppt
Underlying pre-tax return on average active equity            11ppt        3ppt       11%      10%     15%      5ppt
Invested assets (at period end, in bn)                         4%         (1)%       715      679     704       4%
   Invested assets AM (at period end, in bn)                  (0)%        (3)%       567      536     536      (0)%
   Invested assets PWM (at period end, in bn)                 18%          5%        148      143     168      18%

1 Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

2 Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

PRIVATE CLIENTS AND ASSET MANAGEMENT                        DEUTSCHE BANK [LOGO]
Private & Business Clients
(in EUR m.)

                                                               1Q     2Q          3Q          4Q          1Q         2Q       3Q
                                                              2004   2004        2004        2004        2005       2005     2005
                                                            ------  ------      ------      ------      ------     ------   ------
    Portfolio/fund management                                   44      46          49          48          52         53       52
    Brokerage                                                  268     235         224         264         265        262      281
    Loan/deposit                                               559     561         560         546         549        553      558
    Payments, account & remaining financial services           194     210         223         270         208        189      216
    Other                                                       77      30          70          56          80         90       80
                                                            ------  ------      ------      ------      ------     ------   ------
TOTAL NET REVENUES                                           1,142   1,083       1,126       1,184       1,154      1,147    1,187
                                                            ------  ------      ------      ------      ------     ------   ------
ADD (DEDUCT)
    Net (gains) losses from businesses sold/held for sale        -      25          (0)          0           -          -       (8)
    Policyholder benefits and claims (1)                         -       -           -           -           -          -        _
                                                            ------  ------      ------      ------      ------     ------   ------
Underlying revenues                                          1,142   1,107       1,125       1,185       1,154      1,147    1,179
                                                            ------  ------      ------      ------      ------     ------   ------
PROVISION FOR LOAN LOSSES                                       69      67          57          77          78         73       91
    Provision for off-balance sheet positions (2)               (1)     (0)         (0)          0          (1)        (0)       0
                                                            ------  ------      ------      ------      ------     ------   ------
Total provision for credit losses                               68      67          57          77          77         73       91
                                                            ------  ------      ------      ------      ------     ------   ------
TOTAL NONINTEREST EXPENSES                                     819     796         825         853         842        843      864
                                                            ------  ------      ------      ------      ------     ------   ------
Therein: Severance payments                                      9       5           8          28           5          5        5
    Minority interest                                           (0)      0          (0)          0           0          0       (0)
    Restructuring activities                                     -       -           -          10          11         15       29
    Goodwill impairment/impairment of intangibles                -       -           -           -           -          -        -
    Policyholder benefits and claims (1)                         -       -           -           -           -          -        -
    Provision for off-balance sheet positions (2)               (1)     (0)         (0)          0          (1)        (0)       0
                                                            ------  ------      ------      ------      ------     ------   ------
Operating cost base                                            819     796         825         843         832        828      835
                                                            ------  ------      ------      ------      ------     ------   ------
INCOME BEFORE INCOME TAXES                                     255     219         244         254         234        231      232
ADD (DEDUCT)
    Net (gains) losses from businesses sold/held for sale        -      25          (0)          0           -          -       (8)
    Restructuring activities                                     -       -           -          10          11         15       29
                                                            ------  ------      ------      ------      ------     ------   ------
Underlying pre-tax profit                                      255     244         243         264         245        246      254
                                                            ------  ------      ------      ------      ------     ------   ------
ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)             18,406  18,469      18,599      18,500      18,638     18,753   19,118
Cost/income ratio                                               72%     74%         73%         72%         73%        73%      73%
Underlying cost/income ratio                                    72%     72%         73%         71%         72%        72%      71%
Assets (at period end, in EUR bn.)                                                              79
Risk-weighted positions (BIS risk positions, at period
end, in EUR bn.)                                                52      53          53          54          55         57       58
Average active equity                                        1,573   1,669       1,766       1,716       1,713      1,512    1,685
Pre-tax return on average active equity                         65%     53%         55%         59%         55%        61%      55%
Underlying pre-tax return on average active equity              65%     58%         55%         62%         57%        65%      60%
Invested assets (at period end, in bn)                         150     150         148         150         153        156      160

                                                              4Q     4Q2005 VS.   4Q2005 VS.     FY      FY      FY    FY2005 VS.
                                                             2005      4Q2004       3Q2005      2003    2004    2005      FY2004
                                                            ------   ----------   ----------   ------  ------  ------  ----------
    Portfolio/fund management                                   59        22%          12%        139     187     216       16%
    Brokerage                                                  271         3%          (4)%       937     991   1,078        9%
    Loan/deposit                                               590         8%           6%      2,202   2,226   2,251        1%
    Payments, account & remaining financial services           231       (14)%          7%        811     898     844       (6)%
    Other                                                       82        46%           3%        286     233     333       43%
                                                            ------                             ------  ------  ------
TOTAL NET REVENUES                                           1,234         4%           4%      4,374   4,534   4,722        4%
                                                            ------                             ------  ------  ------
ADD (DEDUCT)
    Net (gains) losses from businesses sold/held for sale       (1)      N/M          (82)%         4      24      (9)     N/M
    Policyholder benefits and claims (1)                         -       N/M          N/M           -       -       -      N/M
                                                            ------                             ------  ------  ------
Underlying revenues                                          1,232         4%           4%      4,378   4,559   4,713        3%
                                                            ------                             ------  ------  ------
PROVISION FOR LOAN LOSSES                                      100        29%          11%        322     270     342       27%
    Provision for off-balance sheet positions (2)               (1)      N/M          N/M          (1)     (1)     (2)     130%
                                                            ------                             ------  ------  ------
Total provision for credit losses                               99        28%           9%        322     269     340       26%
                                                            ------                             ------  ------  ------
TOTAL NONINTEREST EXPENSES                                     933         9%           8%      3,594   3,293   3,483        6%
                                                            ------                             ------  ------  ------
Therein: Severance payments                                      2       (94)%        (67)%       317      50      17      (65)%
    Minority interest                                           (0)      N/M          179%          2       0       0        1%
    Restructuring activities                                    71       N/M          141%         (1)     10     127      N/M
    Goodwill impairment/impairment of intangibles                -       N/M          N/M           -       -       -      N/M
    Policyholder benefits and claims (1)                         -       N/M          N/M           -       -       -      N/M
    Provision for off-balance sheet positions (2)               (1)      N/M          N/M          (1)     (1)     (2)     130%
                                                            ------                             ------  ------  ------
Operating cost base                                            864         2%           3%      3,593   3,283   3,358        2%
                                                            ------                             ------  ------  ------
INCOME BEFORE INCOME TAXES                                     200       (21)%        (14)%       458     972     897       (8)%
ADD (DEDUCT)
    Net (gains) losses from businesses sold/held for sale       (1)      N/M          (82)%         4      24      (9)     N/M
    Restructuring activities                                    71       N/M          141%         (1)     10     127      N/M
                                                            ------                             ------  ------  ------
Underlying pre-tax profit                                      270         2%           6%        461   1,006   1,015        1%
                                                            ------                             ------  ------  ------
ADDITIONAL INFORMATION
Employees (full-time equivalent, at period end)             19,587         6%           2%     18,579  18,500  19,587        6%
Cost/income ratio                                               76%        4ppt         3ppt       82%     73%     74%       1ppt
Underlying cost/income ratio                                    70%       (1)PPt       (1)ppt      82%     72%     71%      (1)PPt
Assets (at period end, in EUR bn.)                              87        10%                      78      79      87       10%
Risk-weighted positions (BIS risk positions, at period
end, in EUR bn.)                                                60        11%           3%         51      54      60       11%
Average active equity                                        1,917        12%          14%      1,531   1,681   1,707        2%
Pre-tax return on average active equity                         42%      (17)ppt      (13)ppt      30%     58%     53%      (5)ppt
Underlying pre-tax return on average active equity              56%       (6)ppt       (4)ppt      30%     60%     59%      (1)PPt
Invested assets (at period end, in bn)                         163         9%           2%        150     150     163        9%

1 Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

2 Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

CORPORATE INVESTMENTS
(In EUR m.)                                                 DEUTSCHE BANK [LOGO]

                                                              1Q        2Q       3Q        4Q       1Q        2Q       3Q       4Q
                                                             2004      2004     2004      2004     2005      2005     2005     2005
                                                             -----     -----    -----     -----    -----     -----    -----    -----
NET REVENUES                                                  158       276      119        68      112       258      410      450
Therein: Net interest and trading revenues                    (40)      180       (7)      (16)     (39)      156      (33)     (46)
ADD (DEDUCT)
   Net (gains) losses on securities available for
   sale/industrial holdings including hedging                 (50)     (100)     (26)       (0)     (87)       (0)    (342)    (372)
   Significant equity pick-ups / net (gains) losses from
   investments(1)                                             (89)       57      (24)      (92)     (27)      (18)     (51)     (60)
   Net (gains) losses from businesses sold/held for sale      (22)       (8)       -       (7)       -         -        -        -
   Net (gains) losses related to premises                       -         -      (51)       31        -       (40)     (16)      (2)
                                                            -----      ----    -----     -----    -----     -----    -----    -----
Underlying revenues                                            (3)      224       18        (1)      (2)      200        1       16
                                                            -----      ----    -----     -----    -----     -----    -----    -----
PROVISION FOR LOAN LOSSES                                       6         9        1         3       (0)        4       (4)       0
   Provision for off-balance sheet positions(2)                 0        (0)       0         0       (0)       (0)      (0)      (0)
                                                            -----      ----    -----     -----    -----     -----    -----    -----
Total provision for credit losses                               6         9        1         3       (0)        4       (4)      (0)
                                                            -----      ----    -----     -----    -----     -----    -----    -----
TOTAL NONINTEREST EXPENSES                                     98        88       78       153       43        52       39       47
                                                            -----      ----    -----     -----    -----     -----    -----    -----
Therein: Severance payments                                     1        (1)       0         1       (0)       (0)       0       (0)
   Minority interest                                           (1)       (2)      (0)        1        1        (0)      (1)      (1)
   Restructuring activities                                     -         -        -         3        0        (0)       1        1
   Goodwill impairment / impairment of intangibles              -         -        -         -        -         -        -        -
   Provision for off-balance sheet positions(2)                 0        (0)       0         0       (0)       (0)      (0)      (0)
                                                            -----      ----    -----     -----    -----     -----    -----    -----
Operating Cost base                                            99        89       78       149       42        52       39       47
                                                            -----      ----    -----     -----    -----     -----    -----    -----
INCOME (LOSS) BEFORE INCOME TAXES                              54       179       40       (88)      69       202      375      404
ADD (DEDUCT)
Net (gains) losses on securities available for
sale/industrial holdings including hedging                    (50)     (100)     (26)       (0)     (87)       (0)    (342)    (372)
Significant equity pick-ups / net (gains) losses from
investments(1)                                                (89)       57      (24)      (92)     (27)      (18)     (51)     (60)
Net (gains) losses from businesses sold/held for sale         (22)       (8)       -        (7)       -         -        -        -
Net (gains) losses related to premises                          -         -      (51)       31        -       (40)     (16)      (2)
Goodwill impairment / impairment of intangibles                 -         -        -         -        -         -        -        -
Restructuring activities                                        -         -        -         3        0        (0)       1        1
                                                            -----      ----    -----     -----    -----     -----    -----    -----
Underlying pre-tax profit (loss)                             (107)      128      (61)     (153)     (44)      144      (33)     (30)
                                                            -----      ----    -----     -----    -----     -----    -----    -----
ADDITIONAL INFORMATION

Employees (full-time equivalent, at period end)                46        42       43        49       42        39       35       34
Compensation and benefits                                      17         7        6         8        5         6        4        8
Non-compensation noninterest expenses                          81        81       72       145       38        46       36       39
Non-compensation operating cost base                           82        83       72       140       38        46       36       39

Assets (at period end, in EUR bn.)                                                          16                                   15
Risk-weighted positions (BIS risk positions, at period
end, in EUR bn.)                                               12        11       11        10       10        10        9        7
Average active equity                                       3,956     4,031    3,935     3,809    3,328     3,592    2,909    2,358

                                                            4Q2005 VS.  4Q2005 VS.   FY         FY       FY       FY2005 VS.
                                                            4Q2004      3Q2005      2003       2004     2005        FY2004
                                                            --------   ----------   -----     ------    -----     ----------
NET REVENUES                                                  N/M          10%      (920)       621    1,229          98%
Therein: Net interest and trading revenues                    194%         40%       (10)       118       37         (69)%
ADD (DEDUCT)
   Net (gains) losses on securities available for
   sale/industrial holdings including hedging                 N/M           9%       184       (176)    (801)        N/M
   Significant equity pick-ups / net (gains) losses from
   investments(1)                                             (34)%        18%       938       (148)    (156)          5%
   Net (gains) losses from businesses sold/held for sale      N/M         N/M        141        (38)       -         N/M
   Net (gains) losses related to premises                     N/M         (89)%      107        (20)     (57)        178%
                                                                                   -----      -----    -----
Underlying revenues                                           N/M         N/M        448        238      216         (10)%
                                                                                   -----      -----    -----
PROVISION FOR LOAN LOSSES                                     (99)%       N/M         36         19       (0)        N/M
Provision for off-balance sheet positions(2)                  N/M         N/M         (2)         0       (0)        N/M
                                                                                   -----      -----    -----
Total provision for credit losses                             N/M         (96)%       35         19       (1)        N/M
                                                                                   -----      -----    -----
TOTAL NONINTEREST EXPENSES                                    (69)%        19%       762        416      181         (57)%
                                                                                   -----      -----    -----
Therein: Severance payments                                   N/M         N/M         20          1       (0)        N/M
   Minority interest                                          N/M          41%       (31)        (1)      (2)         24%
   Restructuring activities                                   (52)%        68%         -          3        2         (18)%
   Goodwill impairment / impairment of intangibles            N/M         N/M        114          -        -         N/M
   Provision for off-balance sheet positions(2)               N/M         N/M         (2)         0       (0)        N/M
                                                                                   -----      -----    -----
Operating Cost base                                           (69)%        19%       681        414      181         (56)%
                                                                                   -----      -----    -----
INCOME (LOSS) BEFORE INCOME TAXES                             N/M           8%    (1,719)       186    1,049         N/M
ADD (DEDUCT)

   Net (gains) losses on securities available for
   sale/industrial holdings including hedging                 N/M           9%       184       (176)    (801)        N/M
   Significant equity pick-ups / net (gains) losses from
   investments(1)                                             (34)%        18%       938       (148)    (156)          5%
   Net (gains) losses from businesses sold/held for sale      N/M         N/M        141        (38)       -         N/M
   Net (gains) losses related to premises                     N/M         (89)%      107        (20)     (57)        178%
   Goodwill impairment / impairment of intangibles            N/M         N/M        114          -        -         N/M
   Restructuring activities                                   (52)%        68%         -          3        2         (18)%
                                                                                   -----      -----    -----
Underlying pre-tax profit (loss)                              (81)%       (10)%     (236)      (194)      37         N/M
                                                                                   -----      -----    -----

ADDITIONAL INFORMATION

Employees (full-time equivalent, at period end)               (30)%        (3)%      206         49       34         (30)%
Compensation and benefits                                      (2)%       124%       108         37       22         (40)%
Non-compensation noninterest expenses                         (73)%         8%       654        379      159         (58)%
Non-compensation operating cost base                          (72)%         8%       573        377      158         (58)%

Assets (at period end, in EUR bn.)                             (9)%                   19         16       15          (9)%
Risk-weighted positions (BIS risk positions, at period
end, in EUR bn.)                                              (27)%       (20)%       13         10        7         (27)%
Average active equity                                         (38)%       (19)%    4,900      3,933    3,047         (23)%


1 Includes net gains/losses from significant equity method investments and other significant investments.

2 Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

CONSOLIDATION & ADJUSTMENTS
(In EUR m.)                                                DEUTSCHE BANK  [LOGO]

                                                             1Q        2Q       3Q        4Q       1Q        2Q       3Q       4Q
                                                            2004      2004     2004      2004     2005      2005     2005     2005
                                                           ------     -----    -----    ------   ------    ------   ------   ------
NET REVENUES                                                  (49)     (115)      65       (40)    (110)       72      (68)       4
Therein: Net interest and trading revenues                    (35)      (80)      94        (5)     (54)       11       11       48
ADD (DEDUCT)

   Policyholder benefits and claims(1)                        (25)      (24)     (23)     (137)      (4)       (0)      (0)       1
                                                           ------     -----    -----    ------   ------    ------   ------   ------
Underlying revenues                                           (74)     (139)      41      (177)    (114)       72      (68)       5
                                                           ------     -----    -----    ------   ------    ------   ------   ------
PROVISION FOR LOAN LOSSES                                       0        (0)       0        (0)      (0)       (0)      (0)       0
   Provision for off-balance sheet positions(2)                 0         0       (0)        0        0        (0)      (0)       0
                                                           ------     -----    -----    ------   ------    ------   ------   ------
Total provision for credit losses                               0         0        0        (0)      (0)       (0)      (0)       0
                                                           ------     -----    -----    ------   ------    ------   ------   ------
TOTAL NONINTEREST EXPENSES                                     18        27       18        99       15       (30)      95      334
                                                           ------     -----    -----    ------   ------    ------   ------   ------
Therein: Severance payments                                     1         2        2         4        5         0        4        2
   Minority interest                                            1        (0)      (1)       (1)       1         5      (14)      (4)
   Restructuring activities                                     -         -        -         -        -         -        -        -
   Goodwill impairment / impairment of intangibles              -         -        -         -        -         -        -        -
   Provision for real estate fund investor compensation         -         -        -         -        -         -        -      203
   Policyholder benefits and claims(1)                         25        24       23       137        4         0        0       (1)
   Provision for off-balance sheet positions(2)                 0         0       (0)        0        0        (0)      (0)       0
                                                           ------     -----    -----    ------   ------    ------   ------   ------
Operating Cost base                                            (8)        3       (5)      (37)      10       (35)     107      137
                                                           ------     -----    -----    ------   ------    ------   ------   ------
INCOME (LOSS) BEFORE INCOME TAXES                             (67)     (142)      46      (138)    (125)      102     (162)    (331)
ADD (DEDUCT)

   Provision for real estate fund investor compensation         -         -        -         -        -         -        -      203
                                                           ------     -----    -----    ------   ------    ------   ------   ------
Underlying pre-tax profit (loss)                              (67)     (142)      46      (138)    (125)      102     (162)    (129)
                                                           ------     -----    -----    ------   ------    ------   ------   ------
ADDITIONAL INFORMATION

Employees Infrastructure functions (full-time              26,362    25,228   24,526    24,528   23,956    23,237   22,985   22,668
equivalent, at period end)
Compensation and benefits                                     738       692      670       629      677       639      683      695

Assets (at period end, in EUR bn.)                                                           7                                    8
Risk-weighted positions (BIS risk positions, at period
   end, in EUR bn.)                                             2         1        2         2        1         1        1        2
Average active equity                                       2,252     1,618      831       389      957       629      794    1,665

                                                               4Q2005 VS.  4Q2005 VS.   FY         FY       FY      FY2005 VS.
                                                                 4Q2004     3Q2005     2003       2004     2005       FY2004
                                                               --------    ---------  ------     ------   ------   ----------
NET REVENUES                                                      N/M         N/M       (305)      (140)    (102)      (27)%
Therein: Net interest and trading revenues                        N/M         N/M       (270)       (26)      17       N/M
ADD (DEDUCT)

   Policyholder benefits and claims(1)                            N/M         N/M        (89)      (210)      (3)      (99)%
                                                                                      ------     ------   ------
Underlying revenues                                               N/M         N/M       (394)      (350)    (105)      (70)%
                                                                                      ------     ------   ------
PROVISION FOR LOAN LOSSES                                         N/M         N/M         (0)         0        0        51%
   Provision for off-balance sheet positions(2)                   115%        N/M          0          0       (0)      N/M
                                                                                      ------     ------   ------
Total provision for credit losses                                 N/M         N/M         (0)         0       (0)      N/M
                                                                                      ------     ------   ------
TOTAL NONINTEREST EXPENSES                                        N/M         N/M        (78)       162      414       156%
                                                                                      ------     ------   ------
Therein: Severance payments                                       (41)%       (50)%       27         10       13        28%

   Minority interest                                              N/M         (72)%       (0)        (1)     (11)      N/M
   Restructuring activities                                       N/M         N/M          -          -        -       N/M
   Goodwill impairment / impairment of intangibles                N/M         N/M          -          -        -       N/M
   Provision for real estate fund investor compensation           N/M         N/M          -          -      203       N/M
   Policyholder benefits and claims(1)                            N/M         N/M         89        210        3       (99)%
   Provision for off-balance sheet positions(2)                     115%        N/M          0          0     (0)       N/M

   Operating Cost base                                            N/M          28%      (167)       (47)     219       N/M
                                                                                      ------     ------   ------
INCOME (LOSS) BEFORE INCOME TAXES                                 139%        104%      (226)     (302)     (516)       71%

ADD (DEDUCT)
   Provision for real estate fund investor compensation           N/M         N/M          -          -      203       N/M
                                                                                      ------     ------   ------
Underlying pre-tax profit (loss)                                   (7)%       (21)%     (226)      (302)    (313)        4%
                                                                                      ------     ------   ------

ADDITIONAL INFORMATION
Employees Infrastructure functions (full-time                      (8)%        (1)%   26,582     24,528   22,668        (8)%
equivalent, at period end)
Compensation and benefits                                          11%          2%     2,844      2,728    2,694        (1)%

Assets (at period end, in EUR bn.)                                 10%                     8          7        8        10%
Risk-weighted positions (BIS risk positions, at period
   end, in EUR bn.)                                                   11%         29%         2          2        2        11%
Average active equity                                             N/M         110%     1,063      1,271    1,011       (20)%


1 Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

2 Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

CREDIT RISK
(In EUR m., unless stated otherwise)                        DEUTSCHE BANK [LOGO]

                                                      1Q       2Q       3Q       4Q     1Q      2Q      3Q       4Q    4Q2005 VS.
                                                     2004     2004     2004     2004   2005    2005    2005     2005    4Q2004
                                                    ------   ------   ------   -----   -----   -----   -----   -----   ----------
ALLOWANCES FOR ON-BALANCE SHEET POSITIONS

BALANCE, BEGINNING OF PERIOD                         3,281    3,030    2,816   2,623   2,345   2,323   2,262   2,109       (20)%
                                                     -----    -----    -----   -----   -----   -----   -----   -----
Provision for loan losses                              123      155       83      11      94      75      87     118       N/M
NET CHARGE-OFFS                                       (396)    (370)    (261)   (215)   (136)   (164)   (242)   (305)       42%
                                                     -----    -----    -----   -----   -----   -----   -----   -----
   Charge-offs                                        (429)    (408)    (301)   (256)   (172)   (204)   (283)   (359)       40%
   Recoveries                                           33       38       40      42      36      40      41      53        29%
Allowance related to acquisitions/divestitures           -        -        4       -       -       -       -       -       N/M
Foreign currency translation                            22        1      (19)    (74)     20      28       2       6       N/M
                                                     -----    -----    -----   -----   -----   -----   -----   -----
BALANCE, END OF PERIOD                               3,030    2,816    2,623   2,345   2,323   2,262   2,109   1,928       (18)%
                                                     -----    -----    -----   -----   -----   -----   -----   -----

ALLOWANCES FOR OFF-BALANCE SHEET POSITIONS

BALANCE, BEGINNING OF PERIOD                           416      437      365     338     345     336     346     349         3%
                                                     -----    -----    -----   -----   -----   -----   -----   -----
Provision for credit losses on lending-related
commitments                                             18      (72)     (24)     13     (12)      5       4     (20)      N/M
Allowance related to acquisitions/divestitures           -        -        -       -       -       -       -       -       N/M
Foreign currency translation                             3        -       (3)     (6)      4       5      (1)      -       N/M
                                                     -----    -----    -----   -----   -----   -----   -----   -----
BALANCE, END OF PERIOD                                 437      365      338     345     336     346     349     329        (4)%
                                                     -----    -----    -----   -----   -----   -----   -----   -----

TOTAL PROVISION FOR CREDIT LOSSES (1,2)                141       83       58      24      81      80      91      98       N/M

TOTAL PROBLEM LOANS (AT PERIOD END)                  6,280    5,858    5,446   4,835   4,843   4,621   4,327   3,871       (20)%

Nonaccrual loans                                     5,814    5,438    5,069   4,499   4,522   4,267   4,029   3,550       (21)%
Loans 90 days or more past due and still accruing      354      334      288     247     229     226     196     202       (18)%
Troubled debt restructurings                           112       86       89      89      92     128     102     119        34 %

TOTAL LOANS (AT PERIOD END, IN EUR BN.)                149      145      140     139     145     145     148     153        11%

DEDUCT

Allowances for loan losses (in EUR bn.)                  3        3        3       2       2       2       2       2       (18)%

TOTAL LOANS NET (AT PERIOD END, IN EUR BN.)            146      142      137     136     143     143     146     151        11%
                                                        4Q2005 VS.    FY       FY       FY       FY         FY2005 VS.
                                                         3Q2005      2002     2003     2004     2005         FY2004
                                                        ----------  ------   ------   ------   ------       ---------
ALLOWANCES FOR ON-BALANCE SHEET POSITIONS

BALANCE, BEGINNING OF PERIOD                                (7)%     5,585    4,317    3,281    2,345          (29)%
                                                                    ------   ------   ------   ------
Provision for loan losses                                   35%      2,091    1,113      372      374            1%
NET CHARGE-OFFS                                             26%     (2,616)  (1,727)  (1,242)    (848)         (32)%
                                                                    ------   ------   ------   ------
   Charge-offs                                              27%     (2,728)  (1,894)  (1,394)  (1,018)         (27)%
   Recoveries                                               31%        112      167      152      170           12%
Allowance related to acquisitions/divestitures             N/M        (421)    (105)       3        -          N/M
Foreign currency translation                               N/M        (322)    (317)     (69)      57          N/M
                                                                    ------   ------   ------   ------
BALANCE, END OF PERIOD                                      (9)%     4,317    3,281    2,345    1,928          (18)%
                                                                    ------   ------   ------   ------

ALLOWANCES FOR OFF-BALANCE SHEET POSITIONS

BALANCE, BEGINNING OF PERIOD                                 1%        496      485      416      345          (17)%
                                                                    ------   ------   ------   ------
Provision for credit losses on lending-related             N/M          17      (50)     (65)     (24)         (63)%
commitments
Allowance related to acquisitions/divestitures             N/M         (11)       1        -        -          N/M
Foreign currency translation                               N/M         (17)     (20)      (6)       8          N/M
                                                                    ------   ------   ------   ------
BALANCE, END OF PERIOD                                      (6)%       485      416      345      329           (4)%
                                                                    ------   ------   ------   ------

TOTAL PROVISION FOR CREDIT LOSSES (1,2)                      8%      2,108    1,063      307      350           14%

TOTAL PROBLEM LOANS (AT PERIOD END)                        (11)%    10,799    6,623    4,835    3,871          (20)%

Nonaccrual loans                                           (12)%    10,098    6,042    4,499    3,550          (21)%
Loans 90 days or more past due and still accruing            3%        509      380      247      202          (18)%
Troubled debt restructurings                                16%        192      201       89      119           34%

TOTAL LOANS (AT PERIOD END, IN EUR BN.)                      3%        172      148      139      153           11%

DEDUCT

Allowances for loan losses (in EUR bn.)                     (9)%         4        3        2        2          (18)%

TOTAL LOANS NET (AT PERIOD END, IN EUR BN.)                  4%        167      145      136      151           11%

(1) Include provision for loan losses and provision for credit losses on lending-related commitments.

(2) FY 2002 includes EUR 200 m provisions due to change in measurement of other inherent loss allowance.

REGULATORY CAPITAL AND MARKET RISK                          DEUTSCHE BANK [LOGO]
(In EUR m., unless stated otherwise)

                                              MAR 31, JUN 30, SEP 30, DEC 31, MAR 31, JUN 30, SEP 30, DEC 31, DEC 31, 2005 VS.
                                               2004    2004    2004    2004    2005    2005    2005    2005    DEC 31, 2004
                                              ------- ------- ------- ------- ------- ------- ------- ------- ----------------
CAPITAL ACCORDING TO BIS
Tier I                                         22,146  20,931  19,910  18,727  20,786  21,777  22,841  22,052         18%
Tier II                                         9,042   9,413   9,905   9,885  10,722  10,741  12,292  11,988         21%
Tier III                                            -       -       -       -       -       -       -       -        N/M
                                              ------- ------- ------- ------- ------- ------- ------- -------
Total regulatory capital                       31,188  30,344  29,815  28,612  31,508  32,518  35,133  34,040         19%

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS
BIS risk position (in EUR bn.)                    219     223     218     217     227     240     253     251       15.9%
BIS capital ratio (Tier I + II + III)            14.2%   13.6%   13.7%   13.2%   13.9%   13.6%   13.9%   13.6%       0.4ppt
BIS core capital ratio (Tier I)                  10.1%    9.4%    9.2%    8.6%    9.2%    9.1%    9.0%    8.8%       0.2ppt

VALUE-AT-RISK(1)
Average (2)                                      66.9    74.1    73.9    71.6    66.9    66.4    65.8    65.8         (8)%
Maximum (2)                                      83.7    97.9    97.9    97.9    79.2    79.2    79.2    79.2        (19)%
Minimum (2)                                      54.5    54.5    54.5    54.5    57.8    57.8    57.8    57.8          6%
Period-end                                       75.5    87.6    67.9    66.3    64.0    69.8    69.8    69.8          5%

                                              DEC 31, 2005 VS. DEC 31,  DEC 31,  DEC 31,  DEC 31,
                                              SEP 30, 2005      2002     2003     2004     2005
                                              --------------   -------- -------- ------   -------
CAPITAL ACCORDING TO BIS
Tier I                                              (3)%        22,742   21,618   18,727   22,052
Tier II                                             (2)%         7,120    8,253    9,885   11,988
Tier III                                           N/M               -        -        -        -
                                                               -------   ------   ------   ------
Total regulatory capital                            (3)%        29,862   29,871   28,612   34,040

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS

BIS risk position (in EUR bn.)                    (0.6)%           237      216      217      251
BIS capital ratio (Tier I + II + III)             (0.3)ppt        12.6%    13.9%    13.2%    13.6%
BIS core capital ratio (Tier I)                   (0.2)ppt         9.6%    10.0%     8.6%     8.8%

VALUE-AT-RISK(1)

Average(2)                                           0 %          42.4     48.4     71.6     65.8
Maximum(2)                                           0 %          88.9     72.1     97.9     79.2
Minimum(2)                                           0 %          29.4     32.3     54.5     57.8
Period-end                                          (0)%          32.9     60.0     66.3     69.8

(1) All figures for 1-day holding period, 99% confidence level (CIB trading units only).

(2) Amounts refer to the time period between January 1st and the respective end of the quarter.

DEFINITIONS OF CERTAIN FINANCIAL MEASURES                   DEUTSCHE BANK [LOGO]

In our presentation of results, we use the following terms with the following meanings:

UNDERLYING REVENUES: Net revenues less specific revenue items as referred to in the respective tables, net of policyholder benefits and claims
(reclassified from noninterest expenses).

TOTAL PROVISION FOR CREDIT LOSSES: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses), less change in measurement of other inherent loss allowance.

OPERATING COST BASE: Noninterest expenses less restructuring activities, goodwill impairment, impairment of intangibles minority interest, provision for real estate fund investor compensation, policyholder benefits and claims (reclassified to underlying revenues) and provision for off-balance sheet positions (reclassified to provision for credit losses).

UNDERLYING PRE-TAX PROFIT: Income before income taxes less restructuring activities, goodwill / intangibles impairment, provision for real estate fund investor compensation, and specific revenues items as referred to in the respective tables. Note that UNDERLYING PRE-TAX PROFIT also equals UNDERLYING REVENUES, less OPERATING COST BASE, TOTAL PROVISION FOR CREDIT LOSSES and minority interest (which is excluded from the calculation of operating cost base).

AVERAGE ACTIVE EQUITY: The portion of adjusted average shareholders' equity that has been allocated to a segment pursuant to the Group's capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite useful lives as well as the economic capital of each segment. In the second quarter of 2005, the measurement of operational risk has been further refined as part of the bank's Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.

Cost ratios:

COST/INCOME RATIO: Total noninterest expenses as a percentage of total net revenues.

UNDERLYING COST/INCOME RATIO: Operating cost base as a percentage of underlying revenues.

Compensation ratio: Compensation and benefits as a percentage of total net revenues.

UNDERLYING COMPENSATION RATIO: Compensation and benefits as a percentage of underlying revenues.

NON-COMPENSATION RATIO: Non-compensation noninterest expenses as a percentage of total net revenues.

UNDERLYING NON-COMPENSATION RATIO: Non-compensation operating cost base as a percentage of underlying revenues.

DEFINITIONS OF CERTAIN FINANCIAL MEASURES                   DEUTSCHE BANK [LOGO]

Profitability ratios:

RETURN ON AVERAGE SHAREHOLDERS' EQUITY (AFTER TAX): Net income (loss) (annualized) as a percentage of average shareholders' equity.

ADJUSTED RETURN ON AVERAGE ACTIVE EQUITY (AFTER TAX): Net income (loss) less the reversal of 1999/2000 credit for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as percentage of average active equity.

PRE-TAX RETURN ON AVERAGE SHAREHOLDERS' EQUITY: Income before income taxes (annualized) as a percentage of average shareholders' equity.

PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY: Income before income taxes (annualized) as a percentage of average active equity.

PRE-TAX UNDERLYING RETURN ON AVERAGE ACTIVE EQUITY: Underlying pre-tax profit (annualized) as a percentage of average active equity.

EQUITY TURNOVER (BASED ON AVERAGE SHAREHOLDERS' EQUITY): Net revenues (annualized) as a percentage of average shareholders' equity.

EQUITY TURNOVER (BASED ON AVERAGE ACTIVE EQUITY): Net revenues (annualized) as a percentage of average active equity.

UNDERLYING EQUITY TURNOVER (BASED ON AVERAGE ACTIVE EQUITY): Underlying revenues (annualized) as a percentage of average active equity.

PROFIT MARGIN: Income before income taxes as a percentage of net revenue.

UNDERLYING PROFIT MARGIN: Underlying pre-tax profit as a percentage of underlying revenues.

The ratios based on average active equity should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Management uses these measures as part of the internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the Group and its business segments and period-to-period trends. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results.

N/M - Not meaningful

ppt - percentage points

ROE TARGET DEFINITION                                       DEUTSCHE BANK [LOGO]

During the implementation of our "transformation strategy" started in 2002, the Group disclosed its financial results on a U.S. GAAP basis and additionally on an underlying basis. After the completion of our transformation strategy, our underlying results and our reported U.S. GAAP results have substantially converged.

In light of this convergence, our 2005 pre-tax RoE target of 25% was defined as pre-tax income on a reported U.S. GAAP basis before restructuring charges and substantial gains from industrial holdings divided by average active equity.

Below is a table which reconciles our pre-tax U.S. GAAP results to the adjusted results used for target tracking purposes.

(In EUR m., unless stated otherwise)              1Q         2Q            3Q          4Q            FY
                                                 2005       2005          2005        2005          2005
REPORTED INCOME BEFORE INCOME TAXES (1)         1,783       1,414        1,878       1,285         6,360

ADD (DEDUCT):
Restructuring activities (Business Realignment
Program-related)                                  168         116          156         327           767
Substantial gains from industrial holdings          -           -         (337)       (330)         (666)

INCOME BEFORE INCOME TAXES (TARGET DEFINITION)  1,951       1,530        1,698       1,282         6,460

Average active equity                          23,620      24,210       25,687      27,056        25,143

Pre-tax return on average active equity
(target definition)                              33.0%       25.3%        26.4%       19.0%         25.7%


(1) Income before income tax expense and cumulative effect of accounting changes and reversal of 1999/2000 credits for tax rate changes.

We continue to disclose the Group's underlying results to permit the reader to compare current results to those previously disclosed on an underlying basis. In addition, we continue to report the results of our business segments on an underlying basis because that is the measure used internally by management to monitor the financial performance of those segments.